Second Quarter Report
2024

Table of Contents

Management’s Discussion and Analysis of Results of Operations and Financial Position	1
Condensed Combined Balance Sheets	68
Condensed Combined Statements of Net Income	69
Condensed Combined Statements of Comprehensive Income (Loss)	70
Condensed Combined Statements of Unitholders’ Equity	71
Condensed Combined Statements of Cash Flows	72
Notes to Condensed Combined Financial Statements	73
Corporate Information	Inside back cover

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

TABLE OF CONTENTS

Basis of Presentation	1	Commitments, Contractual Obligations, Contingencies and Off-Balance Sheet Arrangements	55
Financial and Operating Highlights	2	Non-IFRS Performance Measures and Ratios	56
Significant Matters	4	Significant Accounting Estimates	60
Business Overview and Strategic Outlook	6	New Accounting Pronouncements and Developments	62
Outlook	7	Internal Controls over Financial Reporting	62
Environmental, Social, Governance, and Resilience (ESG+R)	7	Risks and Uncertainties	62
Results of Operations	13	Quarterly Financial Data	63
Investment Properties	32	Forward-Looking Statements	65
Liquidity and Capital Resources	45

BASIS OF PRESENTATION

Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) of Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”) summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of Granite REIT, Granite GP and their subsidiaries (collectively “Granite” or the “Trust”) for the three and six months ended June 30, 2024. Unless otherwise noted, all amounts are in millions of Canadian dollars. This MD&A should be read in conjunction with the accompanying unaudited condensed combined financial statements for the three and six months ended June 30, 2024 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The MD&A was prepared as at August 7, 2024 and its contents were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on this date. Additional information relating to Granite, including the Annual Report and Annual Information Form (“AIF”) for fiscal 2023 and dated February 28, 2024, can be obtained from the Trust’s website at www.granitereit.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

In addition to using financial measures determined in accordance with IFRS, Granite also uses certain non-IFRS performance measures and non-IFRS ratios in managing its business to measure financial and operating performance as well as for capital allocation decisions and valuation purposes. Granite believes that providing these measures on a supplemental basis to the IFRS amounts is helpful to investors in assessing the overall performance of Granite’s business.

The non-IFRS performance measures include net operating income before lease termination and close-out fees, straight-line rent and tenant incentive amortization (“NOI - cash basis”), same property NOI - cash basis, constant currency same property NOI - cash basis, funds from operations (“FFO”), adjusted funds from operations (“AFFO”), adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”), available liquidity, total debt and net debt. Refer to “NON-IFRS PERFORMANCE MEASURES” for definitions and reconciliations of non-IFRS measures to IFRS financial measures.

The non-IFRS ratios include FFO payout ratio, AFFO payout ratio, leverage ratio, interest coverage ratio, net leverage ratio, indebtedness ratio, unencumbered asset coverage ratio and
Granite REIT 2024 Second Quarter Report 1

any related per unit amounts. Refer to “NON-IFRS RATIOS” for definitions and reconciliations of non-IFRS ratios to IFRS financial measures.

Readers are cautioned that these measures do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS, they may not be comparable to similarly titled measures presented by other reporting issuers.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except as noted)	2024	2023	2024	2023
Operating highlights
Revenue	$140.3	$130.3	$279.2	$259.9
Net operating income (“NOI”)	116.8	108.6	231.3	216.0
NOI - cash basis(1)	113.7	104.8	225.1	208.7
Net income attributable to stapled unitholders	76.2	62.5	165.3	72.2
FFO(1)	83.5	77.6	166.0	157.2
AFFO(1)	73.8	69.5	151.8	144.6
Cash provided by operating activities	76.7	67.9	160.7	151.9
Monthly distributions paid	52.1	51.0	104.3	102.0
FFO payout ratio(1)(2)	62%	66%	63%	65%
AFFO payout ratio(1)(2)	70%	73%	69%	71%

Per unit amounts
Diluted FFO(1)	$1.32	$1.21	$2.62	$2.46
Diluted AFFO(1)	$1.17	$1.09	$2.39	$2.26
Monthly distributions paid	$0.83	$0.80	$1.65	$1.60
Diluted weighted average number of units	63.2	63.9	63.4	63.9

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As at June 30, 2024 and December 31, 2023	2024	2023
Financial highlights
Investment properties - fair value	$9,035.6	$8,808.1
Cash and cash equivalents	101.3	116.1
Total debt(3)	3,036.1	2,998.4
Trading price per unit (TSX: GRT.UN)	$69.82	$76.28

Debt metrics, ratings and outlook
Net leverage ratio(1)	32%	33%
Interest coverage ratio(1)	5.4x	5.5x
Indebtedness ratio (total debt to adjusted EBITDA)(1)	7.3x	7.6x
Weighted average cost of debt(4)	2.60%	2.59%
Weighted average debt term-to-maturity, in years(4)	3.4	3.9
Morningstar DBRS rating and outlook	BBB (high) stable	BBB (high) stable
Moody’s rating and outlook	Baa2 Stable	Baa2 Stable

Property metrics
Number of investment properties	143	143
Income-producing properties	138	137
Development properties(7)	5	6
Gross leasable area (“GLA”), square feet	63.3	62.9
Occupancy, by GLA	94.5%	95.0%
Committed occupancy, by GLA(8)	94.5%	NA
Magna as a percentage of annualized revenue(5)	27%	26%
Magna as a percentage of GLA	19%	19%
Weighted average lease term in years, by GLA	5.9	6.2
Overall capitalization rate(6)	5.3%	5.2%
(1)     For definitions of Granite’s non-IFRS measures and ratios, refer to the sections “NON-IFRS PERFORMANCE MEASURES” and “NON-IFRS RATIOS”.
(2)     The FFO and AFFO payout ratios are calculated as monthly distributions, divided by FFO and AFFO, respectively, in a period.
(3)     Total debt includes lease obligations recognized under IFRS 16, Leases.
(4)     Excludes lease obligations recognized under IFRS 16, Leases.
(5)     Annualized revenue presented is calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months. Annualized revenue excludes revenue from properties classified as assets held for sale.
(6)     Refer to “Valuation Metrics by Asset Category” in the “INVESTMENT PROPERTIES” section.
(7) Development properties include properties under development and land held for development.
(8) Committed occupancy as at August 7, 2024.

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SIGNIFICANT MATTERS

Construction and Development Commitments

Granite had the following construction and development commitments as at June 30, 2024:

Commitments		Accruals/ Payments/ Deposits Made			Year-One Stabilized Yield (2)
(in millions, except as noted)
Property Location	Additional sq ft		Future Commitments (1)	Total Cost
As at June 30, 2024:
Development, construction or expansion:
Site plan approval for a development in Brantford, ON	0.7	3.8	2.1	5.9	—%
Site plan approval for a development in Houston, TX	1.3	0.7	2.8	3.5	—%
Expansion of 555 Beck Cres., Ajax, ON	0.1	15.5	—	15.5	5.5%
Expansion of Oude Graaf 15, Weert, NL	0.1	3.7	2.4	6.1	8.7%
Other construction commitments	—	2.6	25.9	28.5	—%
	2.2	$26.3	$33.2	$59.5	6.4%
(1) Includes signed contracts and future budgeted expenditures not yet contracted.
(2) Yield based on total cost including land (see “Development and Expansion Projects”).

During the second quarter of 2024, Granite continued the following development and expansion projects:
•Granite continued the site plan approval process for a second phase of its site in Brantford, Ontario for up to 0.7 million square feet;
•Granite continued the site plan approval process for the third phase of its site in Houston, Texas for up to 1.3 million square feet;
•Granite’s speculative expansion of 555 Beck Crescent in Ajax, ON was substantially completed. However, due to a force majeure equipment delivery delay, the approximately 50,000 square foot, 32’ clear height expansion is expected to be delivered in the third quarter of 2024, at which time, the 10-year lease for approximately 30,000 square feet will commence; and
•Construction continued on the expansion of Oude Graaf 15, Weert, Netherlands. The approximate 52,000 square foot expansion has an estimated date of completion in the third quarter of 2024, at which time, a new 10-year term for the entire (expanded) building will commence.
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Stapled Unit Structure

On June 10, 2024, Granite announced that the Supreme Court of British Columbia had issued a final order approving the previously announced plan of arrangement under which Granite plans to simplify its capital structure by replacing its current stapled unit structure with a conventional REIT trust unit structure (the “Arrangement”). The final order was obtained following Granite’s Joint Annual General and Special Meetings of Stapled Unitholders held on June 6, 2024, where the Arrangement was approved by Granite unitholders. Subject to satisfaction or waiver of certain other closing conditions, Granite expects the Arrangement to be completed in the fourth quarter of fiscal 2024. Currently, Granite unitholders hold stapled units, each of which consists of one Granite REIT unit and one common share of Granite GP. In the Arrangement (i) the two components of each stapled unit will be uncoupled, (ii) the common shares of Granite GP currently held by Granite unitholders will be automatically exchanged for fractional Granite REIT units and (iii) the Granite REIT units will be consolidated back to the number of stapled units outstanding before the exchange occurred. As a result of the Arrangement, each Granite unitholder will hold a number of Granite REIT units equal to the number of stapled units they held immediately prior to the effective time of the Arrangement, and Granite GP will become a wholly-owned subsidiary of Granite REIT.

Normal Course Issuer Bid (“NCIB”)

During the second quarter of 2024, Granite repurchased 644,300 stapled units under its NCIB at an average stapled unit cost of $68.62 for total consideration of $44.2 million, excluding commissions and taxes on net repurchases of stapled units.

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BUSINESS OVERVIEW AND STRATEGIC OUTLOOK

Business Overview

Granite is a Canadian-based real estate investment trust (“REIT”) engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. As at August 7, 2024, Granite owns 143 investment properties in five countries having approximately 63.3 million square feet of gross leasable area. Granite has a highly-integrated team of real estate professionals with extensive experience in operations, leasing, development, investment and asset management located at its head office in Toronto, Canada and regional offices in Dallas, United States; Vienna, Austria; and Amsterdam, Netherlands.

Granite’s investment properties consist of income-producing properties and development properties (see “INVESTMENT PROPERTIES”). The income-producing properties consist primarily of logistics, e-commerce and distribution warehouses, and light industrial and heavy industrial manufacturing properties. Lease payments are primarily denominated in three currencies: the Canadian dollar (“$”), the Euro (“€”) and the US dollar (“US$”). Granite’s investment properties by geographic location, property count and square footage as at August 7, 2024 are summarized below:

Investment Properties Summary
Five countries/143 properties/63.3 million square feet
Strategic Outlook

Management continues to identify and pursue value creation and investment opportunities that management believes will generate superior long-term total returns for unitholders.

Granite’s long-term strategy is to continue to build upon its institutional and globally diversified industrial real estate business; to grow and diversify its asset base through acquisitions, development, re-development and dispositions; to maintain a conservative balance sheet; and to reduce its exposure to its largest tenant, Magna International Inc. and its operating subsidiaries (collectively, “Magna”) and the special purpose properties (see “INVESTMENT PROPERTIES”).
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Granite has positioned itself financially to execute on its strategic plan including to capitalize on any strategic opportunities as they arise, and existing and future development activity within its targeted geographic footprint.

As Granite looks to the remainder of 2024, its priorities are set out below:
•Driving FFO, AFFO and net asset value per unit growth while maintaining conservative capital ratios;
•Actively managing its income-producing portfolio and recently completed developments, focusing on new and renewal leasing;
•Executing on development, redevelopment and expansion projects in the U.S., Europe, and the Greater Toronto Area (the “GTA”);
•Selectively pursuing strategic land and income-producing property acquisition opportunities in our target markets; and
•Advancing Granite’s Environmental, Social, Governance and Resilience (ESG+R) program and meeting established targets for 2024 and beyond.

2024 OUTLOOK

For 2024 outlook, Granite’s FFO forecast has been adjusted to reflect a slight reduction in NOI as a result of new vacancy and some revised leasing assumptions on certain vacant properties, offset by reductions in general and administrative expenses, most of which have been realized to date. The FFO per unit forecast range has been narrowed to $5.30 to $5.40 from the previous forecast range of $5.30 to $5.45. Similarly, for AFFO per unit, the forecast range has also narrowed to $4.60 to $4.70 from previous forecast of $4.60 to $4.75. Granite has not made any changes to foreign currency exchange rate assumptions pertaining to the forecast period from July to December 2024. The high and low ranges continue to reflect foreign currency exchange rate assumptions where the high end of the range estimates the Canadian dollar to Euro exchange rate of 1.48 and the Canadian dollar to US dollar exchange rate of 1.38. On the low end of the range, we are assuming exchange rates of the Canadian dollar to Euro of 1.43 and the Canadian dollar to US dollar of 1.32. With respect to constant currency same property NOI – cash basis guidance, Granite is reducing its forecast range to 6.0% to 6.5% from the previous forecast range of 7.0% to 8.0%, based on a four-quarter average over 2024. The reduction in constant currency same property NOI - cash basis is a result of the updated vacancy and leasing assumptions noted above. Granite’s 2024 outlook assumes no acquisitions and dispositions, excludes all corporate restructuring costs and assumes no favourable reversals of tax provisions relating to prior years which cannot be determined at this time.

Non-IFRS measures are included in Granite’s 2024 forecasts above (see “NON-IFRS PERFORMANCE MEASURES”). See also “FORWARD-LOOKING STATEMENTS”.

ENVIRONMENTAL, SOCIAL, GOVERNANCE, AND RESILIENCE (ESG+R)

Granite recognizes the important role building owners can play in fostering the efficient use of resources and respecting our environment. As a good steward for investors, Granite seeks to practically incorporate sustainability in its actions and decision-making process, while generating returns for unitholders.

Consistent with this principle, Granite applies the following long-term ESG+R objectives in its business:
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Environmental	Social	Governance	Resilience
Promote efficiency and sustainable practices at both Granite’s properties and corporate offices	Engage with investors, employees, tenants, property managers, and community	Disclose ESG+R performance as a commitment to transparency and accountability	Identify and mitigate potential climate-related risks within our portfolio

Granite’s ESG+R program is aligned with SASB1, GRESB2, GRI3 and TCFD4. Data provided herein has been reviewed by a third-party ESG+R consultant and represents a snapshot of current performance.

GRESB

GRESB assesses and scores the Environmental, Social, and Governance (“ESG”) performance of real estate portfolios around the world and in 2023, increased to over 2,000 participants. In 2023, Granite increased its score by 6 points compared to the prior year and received a 1st place ranking in its peer group. Granite completed its fifth annual GRESB Real Estate Assessment in June 2024, and final results are expected to be released in October 2024.

2023 GRESB Public Disclosure Report

1 Sustainability Accounting Standards Board
2    Global Real Estate Sustainability Benchmarking
3    Global Reporting Initiative
4 Task Force on Climate-related Financial Disclosures
8 Granite REIT 2024 Second Quarter Report

In GRESB’s 2023 Public Disclosure Report, which evaluates the level of ESG disclosure by listed property companies and REITs, Granite was ranked 2nd in the United States of America Industrial sector comprised of 10 reporting entities. Granite completed the 2024 GRESB Public Disclosure Report and results are expected in October 2024.
Below is a selection of key actions and performance items of Granite’s ESG+R Program:

Environmental — Actions & Performance
•Work to reduce landlord-controlled energy, operational emissions (scope 1 and 2), and water by 25% on an intensity basis, per square foot, by the beginning of 2030 (or 2.5% annual reduction) at Granite’s properties5;
•Increase the energy, emissions, water and waste data coverage across Granite’s portfolio to 50% of its income-producing portfolio by 2030 by collaborating with tenants, implementing green lease language, and obtaining data directly from the utility companies whenever available;
•Granite has exceeded its updated target to support the production of new renewable energy through the installation of on-site solar PV systems with the capacity to generate 24 MW of electricity by 20256 as solar PV systems with peak generation capacity of 27.39 MW are currently operational on Granite properties. Granite upgraded its target to reach 50 MW of peak solar capacity by the end of 2025;
•Four beehives have been installed on Granite’s behalf at three properties to promote local biodiversity and engagement with tenants;
•Commit that all development projects controlled by Granite will be built to standards consistent with the scope of Granite’s Green Bond Framework and certify 100% of new developments to a third-party green building certification standard (such as LEED, BREEAM, Green Globes, DGNB). On October 12, 2023, Granite issued its third green bond, the 2029 Debentures (as defined herein), increasing Granite’s total green bond issuances to a total of $1.4 billion;
•All properties were sent an annual ESG+R metrics survey in the first quarter of 2024. The survey is used to identify what sustainability initiatives have been implemented at each property over the past year, including those initiated by tenants. A few highlights from fiscal 2023 include LED lighting installed at nine properties, EV charging stations added to six properties and automatic water meter reading systems installed at 21 properties, promoting energy and water savings across Granite’s portfolio; and
•Granite has exceeded the target to strategically evaluate and pursue applicable green building certifications at Granite’s properties and achieve 30% third-party green building certifications by floor area by 2030. Currently, 45% of Granite’s properties by GLA or 36% by income producing property count have received third-party green building certifications. Below is a list of Granite’s properties that have achieved a green certification.

Property	Size (Sq ft) in millions	Location	Certification Type	Level
Canada
2020 Logistics Dr.	0.8	Mississauga, ON	IREM Certified Sustainable Property	Certified
5     Granite’s emissions reduction targets are aligned with the Paris Climate Accords’ goal of limiting global warming to two degrees Celsius above pre-industrial levels.
6    Onsite solar projects were installed at a total of 13 Granite assets as at June 30, 2024.
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Property	Size (Sq ft) in millions	Location	Certification Type	Level
Expansion to 2095 Logistics Dr.	0.1	Mississauga, ON	Green Globes New Construction	2 Green Globes
600 Tesma Way	0.1	Concord, ON	IREM Certified Sustainable Property	Certified
8995 Airport Rd.	0.1	Brampton, ON	IREM Certified Sustainable Property	Certified
Europe
Im Ghai 36	0.3	Altbach, Germany	DGNB New Construction Logistics Buildings	Gold
Aquamarijnweg 2 & 4	0.2	Bleiswijk, Netherlands	BREEAM New Construction	Very Good
De Kroonstrat 1 (Phase 1), De Poosthoornstraat 2 (Phase 2)	0.5	Tilburg, Netherlands	BREEAM New Construction	Excellent
Francis Baconstraat 4	0.1	Ede, Netherlands	BREEAM New Construction	Very Good
Oude Graaf 15	0.2	Weert, Netherlands	BREEAM New Construction	Excellent
Swaardvenstraat 75	0.5	Tilburg, Netherlands	BREEAM New Construction	Excellent
United States
100 Clyde Alexander Lane	0.7	Pooler, GA	LEED Core and Shell Development	Certified
101 Clyde Alexander Lane	0.3	Pooler, GA	LEED Core and Shell Development	Certified
1243 Gregory Dr.	0.5	Antioch, IL	LEED Core and Shell Development	Silver
3900 Rock Creek Blvd.	0.3	Joliet, IL	IREM Certified Sustainable Property	Certified
905 Belle Lane	0.2	Bolingbrook, IL	Green Globes New Construction	2 Green Globes
501 Airtech Pkwy.	0.5	Plainfield, IN	IREM Certified Sustainable Property	Certified
1201 Allpoints Court	0.5	Plainfield, IN	Green Globes New Construction	2 Green Globes
445 Airtech Pkwy.	0.6	Plainfield, IN	IREM Certified Sustainable Property	Certified
831 North Graham Rd.	0.5	Greenwood, IN	IREM Certified Sustainable Property	Certified
1451 Allpoints Court	0.5	Plainfield, IN	IREM Certified Sustainable Property	Certified
10144 Veterans Dr.	0.7	Avon, IN	Green Globes New Construction	2 Green Globes
10207 Veterans Dr.	0.3	Avon, IN	Green Globes New Construction	2 Green Globes
60 Logistics Blvd.	0.7	Walton, KY	IREM Certified Sustainable Property	Certified
8735 South Crossroads Dr.	0.9	Olive Branch, MS	LEED Core and Shell Development	Certified
8740 South Crossroads Dr.	0.9	Olive Branch, MS	LEED Core and Shell Development	Certified
330 East Stateline Rd.	0.9	Southaven, MS	IREM Certified Sustainable Property	Certified
2100 Center Square Rd.	0.4	Logan Township, NJ	LEED Core and Shell Development	Silver
15 Commerce Pkwy.	1.3	West Jefferson, OH	LEED New Construction and Major Renovation; BREEAM USA in Use	Certified; Good
10 Granite REIT 2024 Second Quarter Report

Property	Size (Sq ft) in millions	Location	Certification Type	Level
100 Enterprise Pkwy.	1.2	West Jefferson, OH	BREEAM USA In Use	Good
10 Enterprise Pkwy.	0.8	West Jefferson, OH	IREM Certified Sustainable Property	Certified
535 Gateway Blvd.	0.7	Monroe, OH	IREM Certified Sustainable Property	Certified
1901 Beggrow St.	0.8	Columbus, OH	IREM Certified Sustainable Property	Certified
5415 Centerpoint Pkwy.	0.5	Columbus, OH	IREM Certified Sustainable Property	Certified
8741 Jacquemin Dr.	0.6	West Chester, OH	IREM Certified Sustainable Property	Certified
18201 NE Portal Way	0.3	Portland, OR	IREM Certified Sustainable Property	Certified
12 Tradeport Rd.	1.4	Hanover Township, PA	BREEAM USA in Use	Good
41 Martha Dr.	0.8	Bethel, PA	IREM Certified Sustainable Property	Certified
250 Tradeport Rd.	0.6	Nanticoke, PA	IREM Certified Sustainable Property	Certified
4995 Citation Dr.	0.4	Memphis, TN	IREM Certified Sustainable Property	Certified
100 Business Park Dr.	0.2	Lebanon, TN	Green Globes New Construction	2 Green Globes
120 Business Park Dr.	0.2	Lebanon, TN	Green Globes New Construction	2 Green Globes
150 Business Park Dr.	0.2	Lebanon, TN	Green Globes New Construction	2 Green Globes
2120 Logistics Way	0.8	Murfreesboro, TN	Green Globes New Construction	2 Green Globes
201 Sunridge Blvd.	0.8	Wilmer, TX	IREM Certified Sustainable Property	Certified
1301 Chalk Hill Rd.	2.3	Dallas, TX	BREEAM USA In Use	Good
3501 North Lancaster Hutchins Rd.	0.2	Lancaster, TX	LEED New Construction and Major Renovation	Silver
5000 Village Creek Rd.	0.6	Fort Worth, TX	Green Globes New Construction	2 Green Globes
13220 Crosby Freeway	0.3	Houston, TX	Green Globes New Construction	2 Green Globes
13230 Crosby Freeway	0.4	Houston, TX	Green Globes New Construction	2 Green Globes
13250 Crosby Freeway	0.7	Houston, TX	Green Globes New Construction	2 Green Globes
Total	28.4
% of GLA	45%

Social — Actions & Performance
•Granite administered its second Employee Engagement Survey in May 2023 to gain an understanding of employee engagement and the effectiveness of its workplace practices;
•Contribute at least 500 local currency (USD/CAD/EUR) per income-producing property in Granite’s portfolio toward charitable donations;
•As part of Granite’s due diligence process, assess 100% of potential acquisitions for ESG+R and identify areas for improvement;
Granite REIT 2024 Second Quarter Report 11

•Granite established a hybrid working model, providing enhanced work from home flexibility during the work week; and
•In September 2023, Granite held a company-wide conference in Toronto and Niagara Falls, Ontario where third-party consultants presented updates and progress on Granite’s ESG+R program, cyber security awareness, recent market trends and company performance, and current projects, to all employees.

Governance — Actions & Performance
•Granite’s 2023 ESG+R Report was issued on August 7, 2024 and follows the GRI framework with TCFD and SASB disclosures;
•Provide leadership over Granite’s ESG+R Program through the Granite ESG+R Committee;
•Provide transparency to investors by incorporating ESG+R into regular updates to unitholders and stakeholders and through formal reporting frameworks such as GRESB, SASB, and GRI;
•Monitor asset compliance with government benchmarking requirements and ESG+R related regulations;
•Granite submitted to GRESB in June 2023 and received a 1st place ranking in its peer group;
•With a score of 93 out of 100, Granite ranked 10th and the top real estate entity in the 2023 Globe & Mail Board Games governance ranking, out of a total 219 companies comprising the S&P/TSX Composite Index;
•In June 2022, the Declaration of Trust was amended and restated to, among other things, (i) further align the Declaration of Trust with evolving governance best practices which includes introducing rights and remedies in favour of unitholders consistent with those available to shareholders of a corporation pursuant to the Business Corporations Act (British Columbia); and (ii) enhance unitholders’ rights respecting the process for and procedures at unitholder meetings, including the submission of proposals by unitholders;
•Granite maintains robust policies governing the various aspects of its business activities, which are reviewed annually and updated from time to time in order to reflect regulatory compliance and industry best practices, as appropriate; and
•The Compensation, Governance and Nominating Committee provides oversight over Granite’s ESG+R program. In addition, the Audit Committee is engaged in ESG+R matters as they pertain to overall risk management and oversight. Management provides regular updates on ESG+R matters and progress against objectives or targets to the wider Board of Directors/Trustees.

Resilience — Actions & Performance
•Aligning Granite’s resilience program with the TCFD framework;
•Assess physical and transition climate-change risks over the short, medium, and long term during the new acquisition due diligence process and evaluate measures to increase resiliency in Granite’s underwriting process;
•Regular evaluation of Granite’s properties for physical and transition climate-change risks based on thresholds for higher risk perils as a percent of total portfolio value, and establish strategies to mitigate risks; and
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•Granite uses the Moody’s ESG Solutions Climate on Demand tool to manage climate-related analytics which generates 1-100 risk scores in six physical categories of climate-related risks: sea-level rise, floods, hurricanes, heat stress, water stress and wildfires.

RESULTS OF OPERATIONS

Net Income

The following is a summary of financial information from the unaudited condensed combined statements of net income for the three and six months ended June 30, 2024 and 2023, respectively:

Net Income

	Three Months Ended June 30,			Six Months Ended June 30,
(in millions, except as noted)	2024	2023	$ change	2024	2023	$ change
Rental revenue	$139.8	$130.3	9.5	$278.7	$259.9	18.8
Lease termination and close-out fees	0.5	—	0.5	0.5	—	0.5
Revenue	140.3	130.3	10.0	279.2	259.9	19.3
Property operating costs	23.5	21.7	1.8	47.9	43.9	4.0
Net operating income	116.8	108.6	8.2	231.3	216.0	15.3

General and administrative expenses	7.7	8.9	(1.2)	17.4	23.6	(6.2)
Depreciation and amortization	0.4	0.3	0.1	0.6	0.6	—
Interest income	(1.1)	(0.9)	(0.2)	(2.4)	(2.1)	(0.3)
Interest expense and other financing costs	22.2	19.2	3.0	43.8	37.0	6.8
Foreign exchange (gains) losses, net	(0.1)	0.6	(0.7)	(0.4)	0.5	(0.9)
Fair value losses (gains) on investment properties, net	0.8	13.5	(12.7)	(11.8)	86.5	(98.3)
Fair value losses (gains) on financial instruments, net	2.5	(1.1)	3.6	4.5	(0.6)	5.1
Loss on sale of investment properties	—	—	—	—	0.6	(0.6)
Income before income taxes	84.4	68.1	16.3	179.6	69.9	109.7
Income tax expense (recovery)	8.0	7.5	0.5	14.3	(2.4)	16.7
Net income	$76.4	$60.6	15.8	$165.3	$72.3	93.0

Net income (loss) attributable to:
Stapled unitholders	76.2	62.5	13.7	165.3	72.2	93.1
Non-controlling interests	0.2	(1.9)	2.1	—	0.1	(0.1)
	$76.4	$60.6	15.8	$165.3	$72.3	93.0

Granite REIT 2024 Second Quarter Report 13

Foreign Currency Translation

The majority of Granite’s investment properties are located in Europe and the United States and the cash flows derived from such properties are primarily denominated in Euros and US dollars. Accordingly, fluctuations in the Canadian dollar, Granite’s reporting currency, relative to the Euro and US dollar will result in fluctuations in the reported values of revenues, expenses, cash flows, assets and liabilities. The most significant foreign currency exchange rates that impact Granite’s business are summarized in the following table:

	Average Exchange Rates						Period End Exchange Rates
	Three Months Ended June 30,			Six Months Ended June 30,			June 30,	December 31,
	2024	2023	Change	2024	2023	Change	2024	2023	Change
$ per €1.00	1.473	1.462	1%	1.469	1.456	1%	1.466	1.460	—%
$ per US$1.00	1.368	1.343	2%	1.359	1.348	1%	1.369	1.320	4%

For the three and six months ended June 30, 2024 compared to the prior year periods, the average exchange rate of the Euro and the US dollar relative to the Canadian dollar were higher, which on a comparative basis, increased the Canadian dollar equivalent of revenue and expenses from Granite’s European and U.S. operations.

The period end exchange rates of the Euro and the US dollar relative to the Canadian dollar on June 30, 2024 were higher when compared to the December 31, 2023 exchange rates. As a result, the Canadian dollar equivalent of assets and liabilities from Granite’s European and U.S. operations were higher, when compared to December 31, 2023.
14 Granite REIT 2024 Second Quarter Report

On a net basis, the effect of the changes in exchange rates on Granite’s operating results for the three and six months ended June 30, 2024 was as follows:

Effects of Changes in Exchange Rates on Operating Results

	Three Months Ended June 30,	Six Months Ended June 30,
(in millions, except per unit information)	2024 vs 2023	2024 vs 2023
Increase in revenue	$2.2	$2.3
Increase in NOI - cash basis(1)	1.8	1.9
Increase in net income	1.1	1.2
Increase in FFO(1)	1.2	1.3
Increase in AFFO(1)	1.1	1.2
Increase in FFO(1) per unit	$0.02	$0.02
Increase in AFFO(1) per unit	$0.02	$0.02
(1)    For definitions of Granite’s non-IFRS measures and ratios, refer to the sections “NON-IFRS PERFORMANCE MEASURES” and “NON-IFRS RATIOS”.

Operating Results

Revenue

Revenue

	Three Months Ended June 30,			Six Months Ended June 30,
	2024	2023	$ change	2024	2023	$ change
Rental revenue and amortization(1)	$118.1	$109.7	8.4	$234.3	$217.5	16.8
Tenant recoveries	21.7	20.6	1.1	44.4	42.4	2.0
Lease termination and close-out fees	0.5	—	0.5	0.5	—	0.5
Revenue	$140.3	$130.3	10.0	$279.2	$259.9	19.3
(1)    Rental revenue and amortization include base rent, straight-line rent amortization and tenant incentive amortization.

Granite REIT 2024 Second Quarter Report 15

Revenue for the three month period ended June 30, 2024 increased by $10.0 million to $140.3 million from $130.3 million in the prior year period. The components contributing to the change in revenue are detailed below:

Q2 2024 vs Q2 2023 Change in Revenue
Additional details pertaining to the components of the change in revenue are as follows:
•contractual rent adjustments included $0.6 million from consumer price index based increases and $4.4 million from fixed contractual adjustments related to rent escalations;
•the completion of four development projects in Canada and the United States increased revenue by $1.7 million;
•revenue increased by $3.7 million due to renewal and re-leasing activities for properties primarily in Canada, the United States, and Austria;
•vacancies at five properties in the United States decreased revenue by $2.2 million;
•foreign exchange had a net $2.2 million positive impact to revenue primarily due to the relative weakening of the Canadian dollar against the Euro and the US dollar, which increased revenue by $0.7 million and $1.5 million, respectively; and
•straight-line rent and tenant recoveries decreased revenue by $2.3 million and increased revenue by $1.9 million, respectively.

16 Granite REIT 2024 Second Quarter Report

Revenue for the six month period ended June 30, 2024 increased by $19.3 million to $279.2 million from $259.9 million in the prior year period. The components contributing to the change in revenue are detailed below:

Q2 2024 YTD vs Q2 2023 YTD Change in Revenue

Additional details pertaining to the components of the change in revenue are as follows:
•contractual rent adjustments included $1.5 million from consumer price index based increases and $8.5 million from fixed contractual adjustments related to rent escalations;
•the completion of six development projects in Canada and the United States, and an expansion project in the United States increased revenue by $4.1 million;
•revenue increased by $7.0 million due to renewal and re-leasing activities for properties primarily in Canada, the United States and Austria;
•the sale of a property located in the United States in 2023 decreased revenue by $0.3 million;
•vacancies at five properties in the United States decreased revenue by $4.0 million;
•foreign exchange had a net $2.3 million positive impact to revenue primarily due to the relative weakening of the Canadian dollar against the Euro and the US dollar, which increased revenue by $1.1 million and $1.2 million, respectively; and
•straight-line rent and tenant recoveries decreased revenue by $3.7 million and increased revenue by $3.9 million, respectively.

Net Operating Income

Net operating income (“NOI”) during the three months ended June 30, 2024 was $116.8 million compared to $108.6 million during the three months ended June 30, 2023. NOI for the six months ended June 30, 2024 was $231.3 million compared to $216.0 million for the six months ended June 30, 2023. NOI - cash basis excludes the impact of lease termination and close-out fees, straight-line rent and tenant incentive amortization and reflects the cash generated by the income-producing properties on a period-over-period basis. NOI - cash basis was $113.7 million during the three months ended June 30, 2024 compared with $104.8 million during the prior year period, an increase of 8.5%. NOI — cash basis was $225.1 million for the six months ended June 30, 2024 compared with $208.7 million for the prior year period, an increase of 7.9%.
Granite REIT 2024 Second Quarter Report 17

Same property NOI - cash basis refers to the NOI - cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI - cash basis excludes the impact of properties that were acquired, disposed of and classified as held for sale, or development properties during the periods under comparison. Same property NOI - cash basis for the three months ended June 30, 2024 was $112.4 million, compared with $104.8 million for the prior year period. Same property NOI — cash basis for the six months ended June 30, 2024 was $219.1 million, compared to $208.8 million for the six months ended June 30, 2023. The changes in NOI, NOI - cash basis and same property NOI - cash basis are detailed below:

Same Property NOI

	Sq ft(1)	Three Months Ended June 30,				Sq ft(1)	Six Months Ended June 30,
	(in millions)	2024	2023	$ change	% change	(in millions)	2024	2023	$ change	% change
Revenue		$140.3	$130.3	10.0			$279.2	$259.9	19.3
Less: Property operating costs		23.5	21.7	1.8			47.9	43.9	4.0
NOI		$116.8	$108.6	8.2	7.6%		$231.3	$216.0	15.3	7.1%
Add (deduct):
Lease termination and close-out fees		(0.5)	—	(0.5)			(0.5)	—	(0.5)
Straight-line rent amortization		(2.6)	(4.9)	2.3			(5.8)	(9.5)	3.7
Tenant incentive amortization		—	1.1	(1.1)			0.1	2.2	(2.1)
NOI - cash basis	63.3	$113.7	$104.8	8.9	8.5%	63.3	$225.1	$208.7	16.4	7.9%
Less NOI - cash basis for:
Acquisitions	—	—	—	—		1.0	0.4	0.3	0.1
Developments	0.5	(1.3)	—	(1.3)		2.8	(6.4)	—	(6.4)
Dispositions and assets held for sale	—	—	—	—		—	—	(0.2)	0.2
Same property NOI - cash basis	62.9	$112.4	$104.8	7.6	7.3%	59.8	$219.1	$208.8	10.3	4.9%
Constant currency same property NOI - cash basis(2)	62.9	$112.4	$106.0	6.4	6.0%	59.8	$219.1	$210.2	8.9	4.2%
(1)    The square footage relating to the NOI — cash basis represents GLA of 63.3 million square feet as at June 30, 2024. The square footage relating to the same property NOI — cash basis represents the aforementioned GLA excluding the impact from the acquisitions, dispositions, assets held for sale and developments during the relevant period.
(2)    Constant currency same property NOI - cash basis is calculated by converting the comparative same property NOI - cash basis at current period average foreign exchange rates.

Property operating costs include recoverable and non-recoverable costs from tenants and consist of property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses.

Straight-line rent amortization represents the scheduled fixed rent changes or rent-free periods in leases that are recognized in revenue evenly on a straight-line basis over the term of the lease. Tenant incentive amortization mainly represents allowances provided to tenants that are recognized in revenue evenly on a straight-line basis over the term of the lease and primarily comprises the amortization associated with the cash allowance incentives paid to Magna in
18 Granite REIT 2024 Second Quarter Report

respect of the 10-year lease extensions exercised during the 2014 year at the Thondorf and Eurostar properties in Graz, Austria.

NOI - cash basis for the three months ended June 30, 2024 increased by $8.9 million to $113.7 million from $104.8 million in the prior year period, representing an increase of 8.5%. The increase in NOI - cash basis was largely a result of the increase in rental revenue as noted previously, partially offset by an increase in property operating costs primarily relating to vacancies at properties in the United States and Canada, and Granite’s ongoing development projects.

NOI - cash basis for the six months ended June 30, 2024 increased by $16.4 million to $225.1 million from $208.7 million in the prior year period, representing an increase of 7.9%. The increase in NOI - cash basis was largely a result of the increase in rental revenue as noted previously, partially offset by an increase in property operating costs primarily relating to vacancies at properties in the United States and Canada, Granite’s ongoing development projects, and the properties acquired in 2023.

Same property NOI - cash basis for the three months ended June 30, 2024 increased by $7.6 million (7.3%) to $112.4 million from $104.8 million primarily due to the increase in contractual rents arising from both consumer price index and fixed rent increases, re-leasing and renewals of leases for properties primarily located in Canada, the United States and Austria, the expiration of rent-free periods associated with the completed development properties in the United States, and the favourable foreign exchange impact from the weakening of the Canadian dollar against the Euro and the US dollar, partially offset by vacancies at properties in the United States and Canada. Excluding the impact of foreign exchange, same property NOI - cash basis for the three month period ended June 30, 2024 increased by $6.4 million (6.0%) from the prior year period.

Same property NOI - cash basis for the six months ended June 30, 2024 increased by $10.3 million (4.9%) to $219.1 million from $208.8 million primarily due to the increase in contractual rents arising from both consumer price index and fixed rent increases, re-leasing and renewals of leases for properties primarily located in Canada, the United States and Austria, the expiration of rent-free periods associated with the completed development properties in the United States, and the favourable foreign exchange impact from the weakening of the Canadian dollar against the Euro and the US dollar, partially offset by vacancies at properties in the United States and Canada. Excluding the impact of foreign exchange, same property NOI - cash basis for the six month period ended June 30, 2024 increased by $8.9 million (4.2%) from the prior year period.

Granite REIT 2024 Second Quarter Report 19

NOI - cash basis for the three and six month periods ended June 30, 2024 and 2023 by geography was as follows:

NOI - Cash Basis by Geography

Second Quarter 2024	Second Quarter 2023

Six months 2024	Six months 2023
Granite’s property portfolio and NOI - cash basis are geographically diversified, which reduces the risk to Granite’s operating results from any particular country’s economic downturn.

20 Granite REIT 2024 Second Quarter Report

Same property NOI - cash basis for the three and six month periods ended June 30, 2024 and 2023 by geography was as follows:

Same Property NOI - Cash Basis by Geography

	Three Months Ended June 30,			Six Months Ended June 30,
	2024	2023	% change	2024	2023	% change
Canada	$18.0	$16.0	12.5%	$35.7	$32.1	11.2%
United States	58.0	54.1	7.2%	110.7	107.9	2.6%
Austria	17.5	16.5	6.1%	34.7	32.8	5.8%
Germany	9.2	8.9	3.4%	18.3	17.4	5.2%
Netherlands	9.7	9.3	4.3%	19.7	18.6	5.9%
Same Property NOI - cash basis	$112.4	$104.8	7.3%	$219.1	$208.8	4.9%

Constant currency same property NOI - cash basis for the three and six month periods ended June 30, 2024 and 2023 by geography was as follows, which is calculated by converting the comparative same property NOI - cash basis at current foreign exchange rates:

Constant Currency Same Property NOI - Cash Basis by Geography

	Three Months Ended June 30,			Six Months Ended June 30,
	2024	2023	% change	2024	2023	% change
Canada	$18.0	$16.0	12.5%	$35.7	$32.1	11.2%
United States	58.0	55.2	5.1%	110.7	108.8	1.7%
Austria	17.5	16.6	5.4%	34.7	33.0	5.2%
Germany	9.2	8.9	3.4%	18.3	17.5	4.6%
Netherlands	9.7	9.3	4.3%	19.7	18.8	4.8%
Constant Currency Same Property NOI - cash basis (1)	$112.4	$106.0	6.0%	$219.1	$210.2	4.2%
(1)     Constant currency same property NOI - cash basis is calculated by converting the comparative same property NOI - cash basis at current period average foreign exchange rates.

Granite REIT 2024 Second Quarter Report 21

General and Administrative Expenses

General and administrative expenses consisted of the following:

General and Administrative Expenses

	Three Months Ended June 30,			Six Months Ended June 30,
	2024	2023	$ change	2024	2023	$ change
Salaries, incentives and benefits	$4.7	$4.6	0.1	$9.3	$9.0	0.3
Audit, legal and consulting	1.1	1.1	—	2.2	2.3	(0.1)
Trustee/director fees and related expenses including distributions	0.6	0.5	0.1	1.1	1.0	0.1
Executive unit-based compensation expense including distributions	1.1	1.3	(0.2)	2.4	2.3	0.1
Fair value remeasurement of trustee/director and executive unit-based compensation plans	(2.3)	(0.9)	(1.4)	(2.1)	5.0	(7.1)
Other public entity costs	0.8	0.8	—	1.3	1.3	—
Office rents including property taxes and common area maintenance costs	0.2	0.1	0.1	0.4	0.3	0.1
Capital tax	(0.6)	0.2	(0.8)	(0.4)	0.4	(0.8)
Information technology	0.6	0.7	(0.1)	1.3	1.3	—
Corporate restructuring costs	0.9	—	0.9	1.1	—	1.1
Other	0.7	0.6	0.1	1.1	1.0	0.1
	$7.8	$9.0	(1.2)	$17.7	$23.9	(6.2)
Less: capitalized general and administrative expenses	(0.1)	(0.1)	—	(0.3)	(0.3)	—
General and administrative expenses	$7.7	$8.9	(1.2)	$17.4	$23.6	(6.2)

General and administrative expenses were $7.7 million for the three month period ended June 30, 2024 and decreased $1.2 million in comparison to the prior year period primarily as a result of the following:
•an increase in the fair value remeasurement recovery associated with the trustee/director and executive unit-based compensation plans resulting from a larger decrease in the market price of the Trust’s stapled units in the current year period compared to the prior year period;
•an increase in capital tax recovery associated with a tax refund resulting from recent changes in tax regulations in the State of Tennessee, USA; and
•a decrease in executive unit-based compensation expense primarily due to the decrease in the fair value of the performance stapled units (“PSU”) relative to the prior year quarter resulting in a lower compensation expense relating to the amortization of the PSU grants, partially offset by;
•an increase in corporate restructuring costs primarily due to the corporate restructuring initiative in the current year period (see “SIGNIFICANT MATTERS - STAPLED UNIT STRUCTURE”).

22 Granite REIT 2024 Second Quarter Report

General and administrative expenses were $17.4 million for the six month period ended June 30, 2024 and decreased $6.2 million in comparison to the prior year period primarily as a result of the following:
•an increase in the fair value remeasurement recovery associated with the trustee/director and executive unit-based compensation plans resulting from a larger decrease in the market price of the Trust’s stapled units in the current year period compared to the prior year period; and
•an increase in capital tax recovery associated with a tax refund resulting from recent changes in tax regulations in the State of Tennessee, USA, partially offset by;
•an increase in corporate restructuring costs primarily due to the corporate restructuring initiative in current year period; and
•an increase in salaries and benefits expense primarily due to salary increases effective at the beginning of 2024 and an increase in headcount in North America and Europe.

Interest Income

Interest income for the three month period ended June 30, 2024 increased $0.2 million to $1.1 million from $0.9 million in the prior year period. Interest income for the six month period ended June 30, 2024 increased $0.3 million to $2.4 million from $2.1 million in the prior year period. Both increases were primarily due to higher interest rates and higher invested cash balances in the current year period relative to the prior year period.

Interest Expense and Other Financing Costs

Interest expense and other financing costs for the three month period ended June 30, 2024 increased $3.0 million to $22.2 million from $19.2 million in the prior year period. The increase was primarily due to the increase in indebtedness as a result of the issuance of the 2029 Debentures in October 2023, the drawdown of the September 2026 Term Loan (as defined herein) in September 2023, and the decrease in capitalized interest resulting from the completion of development projects, partially offset by the decrease in interest expense resulting from the repayment of the 2023 Debentures in November 2023, the full repayment of Granite’s unsecured revolving credit facility (the “Credit Facility”) in September 2023, and the repayment of the secured construction loan relating to the Houston, Texas development property in June 2023.

Interest expense and other financing costs for the six month period ended June 30, 2024 increased $6.8 million to $43.8 million from $37.0 million in the prior year period. The increase was primarily due to the increase in indebtedness as a result of the issuance of the 2029 Debentures in October 2023, the drawdown of the September 2026 Term Loan in September 2023, and the decrease in capitalized interest resulting from the completion of development projects, partially offset by the decrease in interest expense resulting from the repayment of the 2023 Debentures in November 2023, the full repayment of the Credit Facility in September 2023, and the repayment of the secured construction loan relating to the Houston, Texas development property in June 2023.

As at June 30, 2024, Granite’s weighted average cost of interest-bearing debt was 2.60% (June 30, 2023 - 2.27%) and the weighted average debt term-to-maturity was 3.4 years (June 30, 2023 - 3.7 years).

Granite REIT 2024 Second Quarter Report 23

Foreign Exchange Gains and Losses, Net

Granite recognized net foreign exchange gains of $0.1 million and net foreign exchange losses of $0.6 million in the three months ended June 30, 2024 and 2023, respectively. The $0.7 million increase in net foreign exchange gains is primarily due to the decrease in the foreign exchange losses realized from the settlement of foreign exchange collar contracts in the prior year period and the increase in the foreign exchange gains from the remeasurement of certain monetary assets and liabilities of the Trust that are denominated in US dollars and Euros.

Granite recognized net foreign exchange gains of $0.4 million and net foreign exchange losses of $0.5 million in the six months ended June 30, 2024 and 2023, respectively. The $0.9 million increase in net foreign exchange gains is primarily due to the decrease in the foreign exchange losses realized from the settlement of foreign exchange collar contracts in the prior year period and the increase in the foreign exchange gains from the remeasurement of certain monetary assets and liabilities of the Trust that are denominated in US dollars and Euros.

Fair Value Gains and Losses on Investment Properties, Net

Net fair value losses on investment properties in the three months ended June 30, 2024 and 2023 were $0.8 million and $13.5 million, respectively. In the three months ended June 30, 2024, net fair value losses of $0.8 million were primarily attributable to the expansion in discount and terminal capitalization rates across selective Granite assets in Europe largely due to market conditions, partially offset by the lease renewal of a property in the GTA and fair market rent increases in selective European markets.

Net fair value losses on investment properties in the three months ended June 30, 2023 of $13.5 million were primarily attributable to the expansion in discount and terminal capitalization rates across all of Granite’s markets in response to rising interest rates, partially offset by fair market rent increases across the GTA and selective U.S. and European markets, the renewal of one industrial property in Germany, and the appreciation of land values at Granite’s development properties and land held for development in Brantford, Ontario, and the stabilization of four properties under development in the U.S., which were completed and transferred to income-producing properties during the second quarter of 2023.

Net fair value gains on investment properties were $11.8 million and net fair value losses on investment properties were $86.5 million in the six months ended June 30, 2024 and 2023, respectively. In the six months ended June 30, 2024, net fair value gains of $11.8 million were primarily attributable to the stabilization of a development property in Brantford, Canada, which was completed and transferred to income-producing properties during the first quarter of 2024, the lease renewal of a property in the GTA, and fair market rent increases in selective markets, partially offset by the expansion in discount and terminal capitalization rates across selective Granite assets largely due to market conditions.

Net fair value losses on investment properties in the six months ended June 30, 2023 of $86.5 million were primarily attributable to the expansion in discount and terminal capitalization rates across all of Granite’s markets in response to rising interest rates, partially offset by fair market rent increases across the GTA and selective U.S. and European markets, the renewals of three special purpose properties in Austria and Germany, the lease renewal of one industrial property in Germany, and the appreciation of land values at Granite’s development properties and land held for development in Brantford, Ontario and the stabilization of seven properties under development in the U.S., which were completed and transferred to income-producing properties during the six months ended June 30, 2023.
24 Granite REIT 2024 Second Quarter Report

Fair Value Gains and Losses on Financial Instruments, Net

The net fair value losses on financial instruments for the three month period ended June 30, 2024 were $2.5 million while the net fair value gains on financial instruments for the three month period ended June 30, 2023 were $1.1 million. The net fair value losses on financial instruments for the six month period ended June 30, 2024 were $4.5 million and the net fair value gains on financial instruments for the six month period ended June 30, 2023 were $0.6 million.

The net fair value losses on financial instruments for the three months ended June 30, 2024 are related to the fair value losses from the ineffective hedge portion of the 2024 Cross Currency Interest Rate Swap (as defined herein), partially offset by the fair value gains from the ineffective hedge portion of the combination of the 2025 Term Loan (as defined herein) and the 2025 Interest Rate Swap (as defined herein), the fair value gains from the ineffective hedge portion of the combination of the September 2026 Term Loan and the September 2026 Interest Rate Swap (as defined herein), the fair value gains from the ineffective hedge portion of the December 2026 Cross Currency Interest Rate Swap (as defined herein), and the net fair value gains on the foreign exchange collar contracts. The net fair value losses on financial instruments for the six months ended June 30, 2024 are related to the fair value losses from the ineffective hedge portion of the 2024 Cross Currency Interest Rate Swap and the net fair value losses on the foreign exchange collar contracts, partially offset by the fair value gains from the ineffective hedge portion of the combination of the 2025 Term Loan and the 2025 Interest Rate Swap, the fair value gains from the ineffective hedge portion of the combination of the September 2026 Term Loan and September 2026 Interest Rate Swap, and the fair value gains from the ineffective hedge portion of the December 2026 Cross Currency Interest Rate Swap. The Trust partially employed or did not employ hedge accounting for the derivatives and foreign exchange collars, therefore the change in fair value is recognized in fair value losses (gains) on financial instruments, net, in the condensed combined statements of net income.

The net fair value gains on financial instruments for the three and six months ended June 30, 2023 are related to the net fair value gains on the foreign exchange collar contracts, partially offset by the fair value losses from the ineffective hedge portion of the 2024 Cross Currency Interest Rate Swap and the ineffective hedge portion of the combination of the 2025 Term Loan and 2025 Interest Rate Swap. The Trust partially employed or did not employ hedge accounting for the derivatives and foreign exchange collars, therefore the change in fair value is recognized in fair value losses (gains) on financial instruments, net, in the condensed combined statements of net income.

The Trust periodically purchases foreign exchange collars to hedge specific anticipated foreign currency transactions and to mitigate its foreign exchange exposure on its net cash flows. As at June 30, 2024, the Trust held six outstanding foreign exchange collar contracts (December 31, 2023 — six) with a notional value of US$36.0 million (December 31, 2023 — US$36.0 million) and contracts the Trust to sell US dollars and receive Canadian dollars if specific US dollar exchange rates relative to the Canadian dollar are met. As at June 30, 2024, the Trust also held six outstanding foreign exchange collar contracts (December 31, 2023 — twelve) with a notional value of €12.0 million (December 31, 2023 — €24.0 million) and contracts the Trust to sell Euros and receive Canadian dollars if specific Euro exchange rates relative to the Canadian dollar are met.

Granite REIT 2024 Second Quarter Report 25

Loss on Sale of Investment Properties

There were no property dispositions during the three month periods ended June 30, 2024 and 2023.

No properties were disposed of during the six month period ended June 30, 2024. The loss on sale of investment properties for the six month period ended June 30, 2023 was $0.6 million and was primarily related to broker commissions and legal and advisory costs associated with the disposition of a property in Muncie, United States on March 15, 2023.

Income Tax Expense (Recovery)

Income tax expense (recovery) is comprised of the following:

Income Tax Expense (Recovery)

	Three Months Ended June 30,			Six Months Ended June 30,
	2024	2023	$ change	2024	2023	$ change
Foreign operations	$2.6	$1.8	0.8	$5.0	$3.7	1.3
Other	—	0.3	(0.3)	0.1	0.8	(0.7)
Current tax expense	2.6	2.1	0.5	5.1	4.5	0.6
Deferred tax expense (recovery)	5.4	5.4	—	9.2	(6.9)	16.1
Income tax expense (recovery)	$8.0	$7.5	0.5	$14.3	$(2.4)	16.7

For the three months ended June 30, 2024, current tax expense increased compared to the prior year period primarily due to higher tax expenses in Austria and Netherlands, and the impact of the weakening of the Canadian dollar on Euro denominated tax expenses as compared to the prior year period.

For the six months ended June 30, 2024, current tax expense increased compared to the prior year period primarily due to higher tax expenses in Austria and Netherlands, and the impact of the weakening of the Canadian dollar on Euro denominated tax expenses as compared to the prior year period.

Deferred tax expense for the three months ended June 30, 2024 remained consistent compared to the prior year period. The increase in deferred tax expense for the six months ended June 30, 2024 compared to the prior year period was primarily due to the decrease in fair value losses on investment properties recognized in jurisdictions in which deferred taxes are recorded as compared to the prior year period.

26 Granite REIT 2024 Second Quarter Report

Net Income Attributable to Stapled Unitholders

For the three month period ended June 30, 2024, net income attributable to stapled unitholders was $76.2 million compared to $62.5 million in the prior year period. The increase in net income attributable to stapled unitholders was primarily due to a $12.7 million decrease in fair value losses on investment properties and a $8.2 million increase in net operating income, partially offset by a $3.6 million increase in fair value losses on financial instruments and a $3.0 million increase in interest expense and other financing costs. The period-over-period variance is further summarized below:

Q2 2024 vs Q2 2023 Change in Net Income Attributable to Stapled Unitholders

Granite REIT 2024 Second Quarter Report 27

For the six month period ended June 30, 2024, net income attributable to stapled unitholders was $165.3 million compared to $72.2 million in the prior year period. The increase in net income attributable to stapled unitholders was primarily due to a $98.3 million increase in fair value gains on investment properties, a $15.3 million increase in net operating income, and a $6.2 million decrease in general and administrative expenses, partially offset by a $16.7 million increase in income tax expense, a $6.8 million increase in interest expense and other financing costs, and a $5.1 million increase in fair value losses on financial instruments. The period-over-period variance is further summarized below:

Q2 2024 YTD vs Q2 2023 YTD Change in Net Income Attributable to Stapled Unitholders
28 Granite REIT 2024 Second Quarter Report

Funds From Operations and Adjusted Funds From Operations

The reconciliation of net income attributable to stapled unitholders to FFO and AFFO for the three and six months ended June 30, 2024 and 2023, respectively, is presented below:

FFO and AFFO Reconciliation

		Three Months Ended June 30,		Six Months Ended June 30,
		2024	2023	2024	2023
(in millions, except per unit information)
Net income attributable to stapled unitholders		$76.2	$62.5	$165.3	$72.2
Add (deduct):
Fair value losses (gains) on investment properties, net		0.8	13.5	(11.8)	86.5
Fair value losses (gains) on financial instruments, net		2.5	(1.1)	4.5	(0.6)
Loss on sale of investment properties		—	—	—	0.6
Deferred tax expense (recovery)		5.4	5.4	9.2	(6.9)
Fair value remeasurement of the Executive Deferred Stapled Unit Plan		(1.2)	(0.4)	(1.0)	4.2
Fair value remeasurement of the Directors Deferred Stapled Unit Plan		(1.2)	(0.5)	(1.2)	0.9
Corporate restructuring costs (1)		0.9	—	1.1	—
Non-controlling interests relating to the above		0.1	(1.8)	(0.1)	0.3
FFO	[A]	$83.5	$77.6	$166.0	$157.2
Add (deduct):
Maintenance or improvement capital expenditures incurred		(5.8)	(2.2)	(6.4)	(2.3)
Leasing costs		(0.3)	(1.9)	(0.5)	(2.3)
Tenant allowances		(1.0)	(0.4)	(1.6)	(1.0)
Tenant incentive amortization		—	1.1	0.1	2.2
Straight-line rent amortization		(2.6)	(4.9)	(5.8)	(9.5)
Non-controlling interests relating to the above		—	0.2	—	0.3
AFFO	[B]	$73.8	$69.5	$151.8	$144.6

Per unit amounts:
Basic FFO per stapled unit	[A]/[C]	$1.33	$1.22	$2.63	$2.47
Diluted FFO per stapled unit	[A]/[D]	$1.32	$1.21	$2.62	$2.46
Basic AFFO per stapled unit	[B]/[C]	$1.17	$1.09	$2.40	$2.27
Diluted AFFO per stapled unit	[B]/[D]	$1.17	$1.09	$2.39	$2.26
Basic weighted average number of stapled units	[C]	63.0	63.7	63.2	63.7
Diluted weighted average number of stapled units	[D]	63.2	63.9	63.4	63.9
(1)    Effective January 1, 2024, Granite amended its definition of Funds From Operations (FFO) to exclude corporate restructuring costs associated with the uncoupling of the Trust’s stapled unit structure (refer to “NON-IFRS PERFORMANCE MEASURES”). See also “SIGNIFICANT MATTERS - STAPLED UNIT STRUCTURE”. Granite views these restructuring costs as non-recurring, as they are solely related to this specific transaction and do not reflect normal operating activities.
Granite REIT 2024 Second Quarter Report 29

Funds From Operations

FFO for the three month period ended June 30, 2024 was $83.5 million ($1.32 per unit) compared to $77.6 million ($1.21 per unit) in the prior year period. The $5.9 million ($0.11 per unit) increase in the FFO components is summarized below:

Q2 2024 vs Q2 2023 Change in FFO
FFO for the six month period ended June 30, 2024 was $166.0 million ($2.62 per unit) compared to $157.2 million ($2.46 per unit) in the prior year period. The $8.8 million ($0.16 per unit) increase in the FFO components is summarized below:

Q2 2024 YTD vs Q2 2023 YTD Change in FFO

30 Granite REIT 2024 Second Quarter Report

Adjusted Funds From Operations

AFFO for the three month period ended June 30, 2024 was $73.8 million ($1.17 per unit) compared to $69.5 million ($1.09 per unit) in the prior year period. The $4.3 million ($0.08 per unit) increase in AFFO components is summarized below:

Q2 2024 vs Q2 2023 Change in AFFO
Additional details pertaining to the components of the change in AFFO are as follows:
•the $5.9 million increase in FFO, as noted previously;
•a $1.6 million increase in AFFO primarily from lower leasing costs in the current year period; and
•a $1.0 million increase in AFFO from a decrease in tenant incentive and straight-line rent amortization, net of non-controlling interests, primarily due to the expiration of rent-free periods relating to new leases for completed development properties in the United States in the prior year period, partially offset by;
•a $3.6 million decrease in AFFO from higher maintenance or improvement capital expenditures incurred in the current year period relative to the prior year period; and
•a $0.6 million decrease in AFFO from an increase in tenant allowances paid in the current year period relative to the prior year period relating primarily to properties in Canada and the United States.
Granite REIT 2024 Second Quarter Report 31

AFFO for the six month period ended June 30, 2024 was $151.8 million ($2.39 per unit) compared to $144.6 million ($2.26 per unit) in the prior year period. The $7.2 million ($0.13 per unit) increase in AFFO components is summarized below:

Q2 2024 YTD vs Q2 2023 YTD Change in AFFO
Additional details pertaining to the components of the change in AFFO are as follows:
•the $8.8 million increase in FFO, as noted previously;
•a $1.8 million increase in AFFO from a decrease in leasing costs compared to the prior year period; and
•a $1.3 million increase in AFFO from a decrease in tenant incentive and straight-line rent amortization, net of non-controlling interests, primarily due to the expiration of rent-free periods relating to lease renewals in the United States and Canada and new leases for completed development properties in the United States in the prior year period, partially offset by;
•a $4.1 million decrease in AFFO from higher maintenance or improvement capital expenditures incurred in the current year period relative to the prior year period; and
•a $0.6 million decrease in AFFO from an increase in tenant allowances paid in the current year period relative to the prior year period relating primarily to properties in Canada and the United States.

INVESTMENT PROPERTIES

Granite’s investment properties consist of income-producing properties and development properties. Substantially all of the income-producing properties are for industrial use and can be categorized as (i) distribution/e-commerce, (ii) industrial/warehouse, (iii) flex/office or (iv) special purpose properties designed and built with specialized features and leased primarily to Magna.

The attributes of the income-producing properties are versatile and are based on the needs of the tenant such that an industrial property used by a certain tenant for light or heavy manufacturing can be used by another tenant for other industrial uses after some retrofitting if necessary. Accordingly, the investment property portfolio is substantially for industrial use and, as such, Granite determined that its asset class comprises industrial properties for purposes of
32 Granite REIT 2024 Second Quarter Report

financial reporting. The fair value of the industrial properties, as noted below, is based upon the current tenanting, existing use and attributes of such properties.

Development properties are comprised of both properties under development and land held for development:

i.a 34.0 acre site in Brantford, Ontario where Granite is currently seeking site plan approval for its second phase of development for up to 0.7 million square feet;
ii.a 101.5 acre site in Houston, Texas where Granite is currently seeking site plan approval for its third phase of development for up to 1.3 million square feet;
iii.12.9 acres of development land in West Jefferson, Ohio;
iv.the remaining 36.0 acre parcel of land in Brantford, Ontario, for the development of a multi-phased business park comprising a total of approximately 0.6 million square feet of modern distribution and logistics space upon completion; and
v.10.1 acres of land in Brant County, Ontario for the development of a 0.2 million square foot modern distribution facility.

Summary attributes of the investment properties as at June 30, 2024 and December 31, 2023 are as follows:

Investment Properties Summary

As at June 30, 2024 and December 31, 2023	2024	2023
(in millions, except as noted)
Investment properties - fair value	$9,035.6	$8,808.1
Income-producing properties	8,937.9	8,641.4
Development properties(4)	97.7	166.7
Overall capitalization rate(1)	5.33%	5.24%

Number of investment properties	143	143
Income-producing properties	138	137
Development properties(4)	5	6

Property metrics
GLA, square feet	63.3	62.9
Occupancy, by GLA	94.5%	95.0%
Committed occupancy, by GLA(3)	94.5%	NA
Weighted average lease term in years, by square footage	5.9	6.2
Total number of tenants	119	120
Magna as a percentage of annualized revenue(2)	27%	26%
Magna as a percentage of GLA	19%	19%
(1)    Overall capitalization rate pertains only to income-producing properties.
(2)    Annualized revenue presented is calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months. Annualized revenue excludes revenue from properties classified as assets held for sale.
(3)    Committed occupancy as at August 7, 2024.
(4)    Development properties include properties under development and land held for development.
Granite REIT 2024 Second Quarter Report 33

Granite has a high-quality global portfolio of large-scale properties strategically located in Canada, the United States and Europe. The fair value of the investment properties by country as at June 30, 2024 and December 31, 2023 was as follows:

Fair Value of Investment Properties by Geography(1)

June 30, 2024	December 31, 2023
(1)    Number of properties denoted in parentheses.

The change in the fair value of investment properties by geography during the six months ended June 30, 2024 was as follows:

Change in Fair Value of Investment Properties by Geography

	January 1, 2024	Capital and leasing expenditures	Developments and expansion	Transfers (1)	Other	Fair value gains (losses)	Foreign exchange	June 30, 2024
Income-Producing Properties
Canada	$1,870.0	$1.2	$12.3	$72.7	$2.2	$30.0	$—	$1,988.4
USA	4,575.1	11.5	0.7	—	3.5	(12.3)	167.4	4,745.9
Austria	819.0	—	—	—	—	(2.0)	3.3	820.3
Germany	612.3	—	—	—	—	(0.5)	2.4	614.2
Netherlands	765.0	0.9	3.5	—	0.1	(3.4)	3.0	769.1
	8,641.4	13.6	16.5	72.7	5.8	11.8	176.1	8,937.9
Development Properties
USA	18.0	—	0.3	—	—	—	0.7	19.0
Canada	148.7	—	2.8	(72.7)	(0.1)	—	—	78.7
	166.7	—	3.1	(72.7)	(0.1)	—	0.7	97.7
Total	$8,808.1	$13.6	$19.6	$—	$5.7	$11.8	$176.8	$9,035.6
(1)    The transfer is primarily related to the reclassification of a completed development property to income-producing properties in Canada during the first quarter of 2024.

34 Granite REIT 2024 Second Quarter Report

During the six months ended June 30, 2024, the fair value of investment properties increased by $227.5 million primarily due to:
•foreign exchange gains of $176.8 million resulting from the relative weakening of the Canadian dollar against the US dollar and the Euro;
•additions of $19.6 million primarily relating to a development property in Canada completed and reclassified to income-producing properties during the first quarter of 2024, two expansion projects in Canada and Netherlands, and two development properties in Canada and the United States (see “SIGNIFICANT MATTERS - Construction and Development Commitments”);
•additions of $13.6 million relating to capital projects at properties primarily in the United States; and
•net fair value gains of $11.8 million, which were primarily attributable to the stabilization of a development property in Brantford, Canada, which was completed and transferred to income-producing properties during the first quarter of 2024, the lease renewal of a property in the GTA, and fair market rent increases in selective markets, partially offset by the expansion in discount and terminal capitalization rates across selective Granite assets largely due to market conditions.

Fair values were primarily determined by using a 10-year cash flow and subsequent reversionary value discounted back to present value. The valuation metrics utilized to derive Granite’s investment property valuations are determined by management. Granite does not value its investment properties based on models prepared by external appraisers but uses such external appraisals as data points, alongside other external market information for management to arrive at its own conclusions on values. Granite receives valuation assumptions from external appraisers such as discount rates, terminal capitalization rates and market rental rates, however, the Trust also considers its knowledge of historical renewal experiences with its tenants, its understanding of certain specialized aspects of Granite’s portfolio and tenant profile, and its knowledge of the current condition of the properties to determine proprietary market leasing assumptions, including lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the three and six months ended June 30, 2024. The key valuation metrics for Granite’s investment properties including the discount and terminal capitalization rates by jurisdiction are summarized in note 4 to the unaudited condensed combined financial statements for the three and six months ended June 30, 2024. In addition, valuation metrics for Granite’s income-producing properties by asset category and region as at June 30, 2024 and December 31, 2023 were as follows:

Valuation Metrics by Asset Category

	Distribution/ E-Commerce		Industrial/Warehouse		Special purpose properties		Flex/ Office		Total
As at June 30, 2024 and December 31, 2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Overall capitalization rate(1)(2)	5.07%	5.01%	4.83%	4.56%	7.10%	7.00%	5.99%	5.92%	5.33%	5.24%
Terminal capitalization rate(1)	6.01%	5.97%	5.92%	5.92%	6.62%	6.62%	7.20%	7.17%	6.10%	6.07%
Discount rate(1)	6.92%	6.86%	7.10%	7.09%	7.88%	7.88%	8.31%	8.28%	7.09%	7.05%

Granite REIT 2024 Second Quarter Report 35

Valuation Metrics by Region

As at June 30, 2024	Canada	USA	Austria	Germany	Nether-lands	Total
Income-producing property fair value	$1,988.4	$4,745.9	$820.3	$614.2	$769.1	$8,937.9
Overall capitalization rate (1)(2)	4.12%	5.29%	8.32%	5.82%	5.14%	5.33%

As at December 31, 2023	Canada	USA	Austria	Germany	Nether-lands	Total
Income-producing property fair value	$1,870.0	$4,575.1	$819.0	$612.3	$765.0	$8,641.4
Overall capitalization rate (1)(2)	3.87%	5.24%	8.17%	5.71%	5.09%	5.24%
(1)    Weighted based on income-producing property fair value.
(2)     Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.

A sensitivity analysis of the fair value of income-producing properties to changes in the overall capitalization rate, terminal capitalization rate and discount rate at June 30, 2024 is presented below:

Sensitivity Analysis of Fair Value of Income-Producing Properties

Rate sensitivity	Overall capitalization rate	Terminal capitalization rate	Discount rate
+50 bps	8,112.7	8,522.5	8,608.9
+25 bps	8,503.3	8,721.6	8,771.4
Base rate	$8,937.9	$8,937.9	$8,937.9
-25 bps	9,425.5	9,173.5	9,108.3
-50 bps	9,978.6	9,431.3	9,282.9

Capital Expenditures and Leasing Costs

Capital expenditures relate to sustaining the existing earnings capacity of the property portfolio. Capital expenditures can include expansion or development expenditures and maintenance or improvement expenditures. Expansion or development capital expenditures are discretionary in nature and are incurred to generate new revenue streams and/or increase the productivity of a property. Maintenance or improvement capital expenditures relate to sustaining the existing earnings capacity of a property. Leasing costs include direct leasing costs and lease incentives. Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces and/or cash allowances provided to tenants for leasehold improvement costs.

36 Granite REIT 2024 Second Quarter Report

Included in total capital expenditure and leasing cost additions to income producing properties are items which relate to the completion or lease up of recently acquired or developed properties. Such items are excluded from Granite’s calculation of AFFO. A reconciliation of total capital and leasing cost additions to income producing properties to those included in AFFO for the three and six months ended June 30, 2024 and 2023 is below:

Maintenance Capital Expenditures and Leasing Costs

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Additions to income producing properties:
Leasing costs	$0.8	$2.1	$1.3	$2.6
Tenant improvements (1)	4.8	0.9	5.4	1.4
Maintenance capital expenditures	6.2	2.2	6.8	2.3
Other capital expenditures	9.2	16.4	16.4	35.9
	$21.0	$21.6	$29.9	$42.2
Less:
Leasing costs and tenant improvements related to acquisition activities	—	—	—	0.1
Leasing costs and tenant improvements related to completed development activities	(4.3)	(0.7)	(4.6)	(0.8)
Capital expenditures related to expansions and completed developments	(9.2)	(16.4)	(16.4)	(35.9)
Capital expenditures related to property acquisitions and other	(0.4)	—	(0.4)	—
Capital expenditures and leasing costs included in AFFO	$7.1	$4.5	$8.5	$5.6
(1)     Tenant improvements include tenant allowances and landlord’s work.

The capital expenditure and leasing cost additions to income producing properties by quarter for the trailing eight quarters were as follows:

Capital Expenditures and Leasing Costs - Trailing Eight Quarters

		Q2 '24	Q1 '24	Q4 '23	Q3 '23	Q2 '23	Q1 '23	Q4 '22	Q3 '22
Total capital expenditures incurred		$15.4	$7.8	$(1.8)	$8.7	$18.6	$19.6	$19.1	$21.9
Total leasing costs and tenant improvements incurred		5.6	1.1	5.3	2.7	3.0	1.0	4.7	2.4
Total additions to income producing properties	[A]	$21.0	$8.9	$3.5	$11.4	$21.6	$20.6	$23.8	$24.3
Less: Capital expenditures, leasing costs and tenant improvements related to acquisitions, expansions and completed developments		(13.9)	(7.5)	2.5	(4.7)	(17.1)	(19.5)	(16.4)	(17.7)

Capital expenditures and leasing costs included in AFFO	[B]	$7.1	$1.4	$6.0	$6.7	$4.5	$1.1	$7.4	$6.6

GLA, square feet	[C]	63.3	63.3	62.9	62.9	62.9	62.1	59.4	58.8
$ total incurred per square foot	[A]/[C]	$0.33	$0.14	$0.06	$0.18	$0.34	$0.33	$0.40	$0.41
$ capital expenditures and leasing costs included in AFFO per square foot	[B]/[C]	$0.11	$0.02	$0.10	$0.11	$0.07	$0.02	$0.12	$0.11

Granite REIT 2024 Second Quarter Report 37

Development and Expansion Projects

The attributes of Granite’s development properties and expansion projects as at June 30, 2024 were as follows:

Development and Expansion Projects

	Land acreage (in acres)	Expected sq ft of construction (in millions)	Start date of construction	Target completion date	Actual construction costs as at June 30, 2024	Expected total construction cost(1)	Cost of Land	Total Expected Cost	Year-One Stabilized Yield (2)
As at June 30, 2024
Development Properties
12 Wright St., Brantford, ON	33.9	0.7	Q2 2023	TBD	3.8	5.9	26.1	32.0	N/A
Houston, TX (Phase III)	101.5	1.3	Q3 2023	TBD	0.8	3.5	16.9	20.4	N/A
Expansion projects
555 Beck Cres., Ajax, ON	7.6	0.1	Q1 2023	Q3 2024	15.5	15.5	—	15.5	5.5%
Oude Graaf 15, Weert	9.0	0.1	Q4 2023	Q3 2024	3.7	6.1	—	6.1	8.7%
	152.0	2.2			$23.8	$31.0	$43.0	$74.0	6.4%
(1)    Construction cost excludes cost of land.
(2)    Yield based on total cost including land.

During the second quarter of 2024, Granite continued the following development and expansion projects:
•Granite continued the site plan approval process for a second phase of its site in Brantford, Ontario for up to 0.7 million square feet;
•Granite continued the site plan approval process for the third phase of its site in Houston, Texas for up to 1.3 million square feet;
•Granite’s speculative expansion of 555 Beck Crescent in Ajax, ON was substantially completed. However, due to a force majeure equipment delivery delay, the approximately 50,000 square foot, 32’ clear height expansion is expected to be delivered in the third quarter of 2024, at which time, the 10-year lease for approximately 30,000 square feet will commence; and
•Construction continued on the expansion of Oude Graaf 15, Weert, Netherlands. The approximate 52,000 square foot expansion has an estimated date of completion in the third quarter of 2024, at which time, a new 10-year term for the entire (expanded) building will commence.

Leasing Profile

Magna, Granite’s Largest Tenant

As at June 30, 2024, Magna International Inc. or one of its operating subsidiaries was the tenant at 27 (December 31, 2023 - 27) of Granite’s income-producing properties and comprised 27% (December 31, 2023 - 26%) of Granite’s annualized revenue and 19% (December 31, 2023 - 19%) of Granite’s GLA.

On February 1, 2024, the annual rent for the leases at Granite’s properties in Graz, Austria comprising approximately 5.0 million square feet (the “Graz Facilities”), for the initial five years of the ten year extension escalated by the increase in the consumer price index (“CPI”) for the period from the last CPI update, to a maximum of ten percent. Upon the release of CPI data for
38 Granite REIT 2024 Second Quarter Report

January 2024, it was confirmed that the annual rent for the Graz Facilities had increased by the maximum of 10%.

According to its public disclosures, Magna International Inc. has a credit rating of A3 with a stable outlook by Moody’s Investor Service, Inc. (“Moody’s”), A(low) credit rating with a stable outlook confirmed by Morningstar DBRS and A- credit rating with a stable outlook by S&P Global Ratings. Magna is a global mobility technology company with complete vehicle engineering and contract manufacturing expertise. Magna’s product capabilities include body, chassis, exteriors, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems.

Granite’s relationship with Magna is an arm’s length landlord and tenant relationship governed by the terms of Granite’s leases. Granite’s properties are generally leased to operating subsidiaries of Magna International Inc. and are not guaranteed by the parent company; however, Magna International Inc. is the tenant under certain of Granite’s leases. The terms of the lease arrangements with Magna generally provide for the following:
•the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;
•rent escalations based on either fixed-rate steps or inflation;
•renewal options tied to market rental rates or inflation;
•environmental indemnities from the tenant; and
•a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in Granite’s leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

Granite expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may or may not renew leases for facilities currently under lease at their expiries.

Other Tenants

In addition to Magna, as at June 30, 2024, Granite had 118 other tenants from various industries that in aggregate comprised 73% of the Trust’s annualized revenue. Each of these tenants accounted for less than 5% of the Trust’s annualized revenue as at June 30, 2024.
Granite REIT 2024 Second Quarter Report 39

Granite’s top 10 tenants by annualized revenue as at June 30, 2024 are summarized in the table below:

Top 10 Tenants Summary

Tenant	Annualized Revenue %	GLA %	WALT (years)(3)	Credit Rating(1)(2)
Magna	26.7%	19.2%	6.9	A-
Amazon	4.0%	3.9%	14.7	AA
Mars Petcare US	2.7%	3.5%	6.1	NR
True Value Company	2.1%	2.2%	16.7	NR
ADESA	1.8%	0.3%	5.1	CCC+
Restoration Hardware	1.7%	1.9%	3.8	B1
Light Mobility Solutions GmbH	1.6%	1.3%	11.4	NR
Hanon Systems	1.6%	0.7%	5.5	AA-
Ceva Logistics US Inc.	1.6%	1.6%	0.6	B1
Samsung Electronics America	1.5%	1.2%	2.3	AA-
Top 10 Tenants	45.3%	35.8%	7.6
(1)    Credit rating is quoted on the S&P Global Ratings rating scale or equivalent where publicly available. NR refers to Not Rated.
(2)    The credit rating indicated may, in some instances, apply to an affiliated company of Granite’s tenant which may not be the guarantor of the lease.
(3)    Weighted average lease term-to-maturity.
40 Granite REIT 2024 Second Quarter Report

Lease Expiration

As at June 30, 2024, Granite’s portfolio had a weighted average lease term by square footage of 5.9 years (December 31, 2023 - 6.2 years) with lease expiries by GLA (in thousands of square feet) and any lease renewals committed adjusted accordingly, lease count and annualized revenue (calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months, in millions) as set out in the table below:

Lease Maturity Summary

				Vacancies	2024		2025		2026		2027		2028		2029		2030 and Beyond
Country	Total GLA	Total Lease Count	Total Annualized Revenue $	Sq Ft	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $
Canada	6,956	33	78.4	144	499	6.5	1,448	12.1	573	6.1	529	6.8	459	7.8	288	3.5	3,016	35.6
Canada-committed (1)	—	—	—	—	(499)	(6.5)	(22)	(0.2)	—	—	—	—	—	—	499	6.5	22	0.2
Canada - net	6,956	33	78.4	144	—	—	1,426	11.9	573	6.1	529	6.8	459	7.8	787	10.0	3,038	35.8
United States	38,821	80	236.2	3,251	3,475	22.1	2,840	16.0	3,278	24.8	2,156	11.4	6,875	40.6	3,155	25.2	13,791	96.1
United States-committed (1)	—	—	0.1	—	(2,134)	(14.9)	500	4.6	—	—	486	3.0	—	—	1,148	7.4	—	—
United States - net	38,821	80	236.3	3,251	1,341	7.2	3,340	20.6	3,278	24.8	2,642	14.4	6,875	40.6	4,303	32.6	13,791	96.1
Austria	7,472	9	70.0	—	5,349	45.8	—	—	389	3.0	802	10.4	807	9.4	—	—	125	1.4
Austria-committed (1)	—	—	(0.1)	—	(5,349)	(45.8)	—	—	—	—	—	—	—	—	392	4.2	4,957	41.5
Austria-net	7,472	9	69.9	—	—	—	—	—	389	3.0	802	10.4	807	9.4	392	4.2	5,082	42.9
Germany	4,666	15	37.0	—	308	2.3	316	2.6	1,020	6.3	290	2.2	335	2.6	—	—	2,397	21.0
Germany-committed (1)	—	—	—	—	(308)	(2.3)	(195)	(1.8)	—	—	—	—	—	—	308	2.3	195	1.8
Germany-net	4,666	15	37.0	—	—	—	121	0.8	1,020	6.3	290	2.2	335	2.6	308	2.3	2,592	22.8
Netherlands	5,365	21	42.4	98	96	1.6	629	5.7	355	1.8	1,125	8.1	314	3.1	500	3.4	2,248	18.7
Netherlands - committed (1)	—	—	—	—	—	—	(628)	(5.7)	—	—	—	—	—	—	—	—	628	5.7
Netherlands - net	5,365	21	42.4	98	96	1.6	1	—	355	1.8	1,125	8.1	314	3.1	500	3.4	2,876	24.4
Total - Gross	63,280	158	464.0	3,493	9,727	78.3	5,233	36.4	5,615	42.0	4,902	38.9	8,790	63.5	3,943	32.1	21,577	172.8
Total-committed (1)	—	—	—	—	(8,290)	(69.5)	(345)	(3.1)	—	—	486	3.0	—	—	2,347	20.4	5,802	49.2
Total-Net, June 30, 2024	63,280	158	464.0	3,493	1,437	8.8	4,888	33.3	5,615	42.0	5,388	41.9	8,790	63.5	6,290	52.5	27,379	222.0
Total-Committed vacancy (2)				—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total-Committed occupancy(3)				3,493	1,437	8.8	4,888	33.3	5,615	42.0	5,388	41.9	8,790	63.5	6,290	52.5	27,379	222.0
% of portfolio as at June 30, 2024:
* by sq ft (in %)	100.0			5.5	2.3		7.7		8.9		8.5		13.9		9.9		43.3
* by Annualized Revenue (in %)			100.0			1.9		7.2		9.1		9.0		13.7		11.3		47.8
% of committed portfolio as at August 7, 2024(3)
* by sq ft (in %)	100.0			5.5	2.3		7.7		8.9		8.5		13.9		9.9		43.3
(1) Committed represents leases signed on expiring GLA up to the current period end.
(2) Committed vacancy represents leases commencing after the current period end, signed up until the date of the MD&A, on vacant GLA.
(3) Committed occupancy includes net occupancy as at the current period end and committed vacancy as noted above.

Granite REIT 2024 Second Quarter Report 41

Occupancy Roll Forward

The tables below provide a summary of occupancy changes during the three and six months ended June 30, 2024.

Occupancy Roll Forward for Q2 2024

	Three Months Ended June 30, 2024
(in thousands, sq ft, except as noted)	Canada	USA	Austria	Germany	Netherlands	Total
Total portfolio size, Apr 1, 2024	6,956	38,821	7,472	4,666	5,367	63,282
Vacancy, Apr 1, 2024	(75)	(3,046)	—	—	(48)	(3,169)
Occupancy, Apr 1, 2024	6,881	35,775	7,472	4,666	5,319	60,113
Occupancy %, Apr 1, 2024	98.9%	92.2%	100.0%	100.0%	99.1%	95.0%
Remeasurement	—	—	—	—	(2)	(2)
Expiries	(322)	(286)	—	(308)	(94)	(1,010)
Surrenders and early terminations	—	(478)	—	—	—	(478)
Renewals	253	286	—	308	43	890
New Leases	—	273	—	—	1	274
Occupancy, June 30, 2024	6,812	35,570	7,472	4,666	5,267	59,787
Total portfolio size, June 30, 2024	6,956	38,821	7,472	4,666	5,365	63,280
Occupancy %, June 30, 2024	97.9%	91.6%	100.0%	100.0%	98.2%	94.5%
Committed vacancy, August 7, 2024	—	—	—	—	—	—
Committed occupancy, August 7, 2024	6,812	35,570	7,472	4,666	5,267	59,787
Committed occupancy %, August 7, 2024	97.9%	91.6%	100.0%	100.0%	98.2%	94.5%

42 Granite REIT 2024 Second Quarter Report

Occupancy Roll Forward for Q2 2024 YTD

	Six Months Ended June 30, 2024
(in thousands, sq ft, except as noted)	Canada	USA	Austria	Germany	Netherlands	Total
Total portfolio size, Jan 1, 2024	6,546	38,821	7,472	4,666	5,367	62,872
Vacancy, Jan 1, 2024	(75)	(3,046)	—	—	(52)	(3,173)
Occupancy, Jan 1, 2024	6,471	35,775	7,472	4,666	5,315	59,699
Occupancy %, Jan 1, 2024	98.9%	92.2%	100.0%	100.0%	99.0%	95.0%
Completed developments	410	—	—	—	—	410
Remeasurement	—	—	—	—	(2)	(2)
Expiries	(322)	(1,634)	(4,957)	(308)	(184)	(7,405)
Surrenders and early terminations	—	(478)	—	—	—	(478)
Renewals	253	1,434	4,957	308	132	7,084
New Leases	—	473	—	—	6	479
Occupancy, June 30, 2024	6,812	35,570	7,472	4,666	5,267	59,787
Total portfolio size, June 30, 2024	6,956	38,821	7,472	4,666	5,365	63,280
Occupancy %, June 30, 2024	97.9%	91.6%	100.0%	100.0%	98.2%	94.5%
Committed vacancy, August 7, 2024	—	—	—	—	—	—
Committed occupancy, August 7, 2024	6,812	35,570	7,472	4,666	5,267	59,787
Committed occupancy %, August 7, 2024	97.9%	91.6%	100.0%	100.0%	98.2%	94.5%

New and Renewal Lease Spreads

The following table summarizes rental rate spreads achieved on new and renewal leasing during the three months and three and six months ended June 30, 2024.

New and Renewal Lease Spreads

	Three Months Ended June 30, 2024		Six Months Ended June 30, 2024
	Sq Ft (in thousands)	Rental Rate Spread(1)	Sq Ft (in thousands)	Rental Rate Spread(1)
Canada	253	61%	253	61%
United States	286	23%	1,634	14%
Austria	—	—%	4,957	10%
Germany	308	—%	308	—%
Netherlands	43	—%	132	—%
Total	890	25%	7,284	11%
(1)     Rental rate spread (%) is calculated as the difference in renewal rent over expiring rent.

The leasing activity in Canada for the three months ended June 30, 2024 represents one fair market rent lease renewal in the GTA. The leasing activity in the United States for the three months ended June 30, 2024 represents one fair market rent lease renewal. The leasing activity in Germany for the three months ended June 30, 2024 represents one contractual fixed rate lease renewal. The leasing activity in Netherlands for the three months ended June 30, 2024 represents three renewals of short-term/month-to-month leases at Granite’s property in Utrecht.
Granite REIT 2024 Second Quarter Report 43

The leasing activity in Canada for the six months ended June 30, 2024 represents one fair market rent lease renewal in the GTA. The leasing activity in the United States for the six months ended June 30, 2024 represents three fair market rent lease renewals, and a new lease. The leasing activity in Austria for the six months ended June 30, 2024 represents contractual lease renewals at the Graz facilities. The leasing activity in Germany for the six months ended June 30, 2024 represents one contractual fixed rate lease renewal. The leasing activity in Netherlands for the six months ended June 30, 2024 represents six renewals of short-term/month-to-month leases at Granite’s property in Utrecht.

In-Place Rental Rates

The following table summarizes the weighted average in-place rent by region:

Weighted Average In-Place Rent (Per Sq Ft)(1)(2)
	June 30, 2024	March 31, 2024	June 30, 2023	WALT (years)(3)
Canada	$11.50	$10.57	$9.95	6.4
United States	$4.89	$4.87	$4.62	6.0
Austria	€6.38	€6.38	€5.63	7.7
Germany	€5.40	€5.37	€5.28	6.1
Netherlands	€5.50	€5.43	€5.30	5.5
(1)     Amounts shown in local currency.
(2)     Weighted average in-place rent is calculated as the weighted average contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months, divided by the total occupied area.
(3)     Weighted average lease term-to-maturity as at June 30, 2024.

As at June 30, 2024, the weighted average in-place rental rates increased in Canada, the United States, Germany and Netherlands when compared with the rates noted in March 31, 2024 and in all jurisdictions relative to June 30, 2023. The increases are driven by lease renewals, new leasing at Granite’s completed developments, and fixed contractual and consumer price index rent escalations, capturing strong positive rental rate spreads in these regions.

44 Granite REIT 2024 Second Quarter Report

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Granite has various sources of available liquidity including cash, cash equivalents and the unused portion of its Credit Facility that aggregated to $1,098.5 million as at June 30, 2024 compared to $1,113.2 million at December 31, 2023, as summarized below:

Sources of Available Liquidity

As at June 30, 2024 and December 31, 2023	2024	2023
Cash and cash equivalents	$101.3	$116.1
Unused portion of Credit Facility	997.2	997.1
Available liquidity (1)	$1,098.5	$1,113.2
Additional sources of liquidity:
Unencumbered assets(2)	$9,035.6	$8,808.1
(1)    Represents a non-IFRS performance measure. For definitions of Granite’s non-IFRS performance measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)    Unencumbered assets represent the carrying value of investment properties (excluding any assets held for sale) that are not encumbered by secured debt. Granite can seek to obtain secured financing against its unencumbered assets subject to certain restrictions and financial covenant limitations in its Credit Facility, term loan agreements and trust indentures.

Granite intends to use its available liquidity to fund potential acquisitions of properties, to finance or refinance expenditures associated with Eligible Green Projects (as described in the Granite Green Bond Framework, which is available on Granite’s website), for commitments under existing development and expansion projects, to refinance or repay its unsecured current debt maturities, and for general trust purposes.

Management believes that the Trust’s cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as to pay distributions. Granite expects to fund its ongoing operations and future growth through the use of (i) existing cash and cash equivalents, (ii) cash flows from operating activities, (iii) cash flows from asset sales, (iv) financing available from the Credit Facility, (v) the issuance of unsecured debentures or equity, subject to market conditions and/or, if necessary, (vi) financing that may be obtained on its unencumbered assets.

Granite REIT 2024 Second Quarter Report 45

Cash Flow Components

Components of the Trust’s cash flows were as follows:

Cash Flow Components Summary

	Three Months Ended June 30,			Six Months Ended June 30,
	2024	2023	$ change	2024	2023	$ change

Cash and cash equivalents, beginning of period	$139.9	$117.2	22.7	$116.1	$135.1	(19.0)
Cash provided by operating activities	76.7	67.9	8.8	160.7	151.9	8.8
Cash used in investing activities	(20.4)	(48.0)	27.6	(28.5)	(102.6)	74.1
Cash used in financing activities	(96.6)	(16.1)	(80.5)	(149.5)	(63.7)	(85.8)
Effect of exchange rate changes on cash and cash equivalents	1.7	(1.8)	3.5	2.5	(1.5)	4.0
Cash and cash equivalents, end of period	$101.3	$119.2	(17.9)	$101.3	$119.2	(17.9)

Operating Activities

During the three month period ended June 30, 2024, operating activities generated cash of $76.7 million compared to $67.9 million in the prior year period. The increase of $8.8 million was due to various factors as noted in the “RESULTS OF OPERATIONS” section including, among others, the following:
•an increase in net operating income - cash basis of $8.9 million;
•an increase of $5.8 million from cash provided by working capital changes primarily due to timing of payments and receipts;
•an increase of $0.7 million in foreign exchange gains;
•an increase of $0.5 million in lease termination and close-out fees; and
•an increase of $0.2 million in interest income primarily due to higher interest rates and higher invested cash balances in the current year period, partially offset by;
•an increase of $6.2 million in interest paid as a result of higher debt balances and an increase in the weighted average cost of debt in the current year period;
•an increase of $0.6 million in income taxes paid; and
•an increase of $0.4 million in general and administrative expenses, excluding the impact of unit-based compensation.

During the six month period ended June 30, 2024, operating activities generated cash of $160.7 million compared to $151.9 million in the prior year period. The increase of $8.8 million was due to various factors as noted in the “RESULTS OF OPERATIONS” section including, among others, the following:
•an increase in net operating income - cash basis of $16.4 million;
•a decrease of $0.7 million in income taxes paid;
•an increase of $0.9 million in foreign exchange gains;
•an increase of $0.5 million in lease termination and close-out fees; and
46 Granite REIT 2024 Second Quarter Report

•an increase of $0.3 million in interest income primarily due to higher interest rates and higher invested cash balances in the current year period, partially offset by;
•an increase of $5.7 million in interest paid as a result of higher debt balances and an increase in the weighted average cost of debt in the current year period, partially offset by the amendment executed on the December 2026 Term Loan interest payment terms in February 2024;
•a decrease of $4.0 million from cash used in working capital changes primarily due to timing of payments and receipts; and
•an increase of $0.8 million in general and administrative expenses, excluding the impact of unit-based compensation.

Investing Activities

Investing activities for the three month period ended June 30, 2024 used cash of $20.4 million and primarily related to the following:
•additions to income-producing properties paid of $15.2 million primarily attributable to ongoing maintenance and expansion capital in Canada, the United States and Europe;
•additions to development properties paid of $0.4 million, primarily attributable to Granite’s ongoing development projects in Canada and the United States;
•tenant allowances paid of $4.1 million primarily relating to tenant improvement activity for a recently developed property in the United States; and
•leasing costs paid of $0.8 million primarily relating to properties recently completed in the United States.

Investing activities for the three month period ended June 30, 2023 used cash of $48.0 million and primarily related to the following:
•additions to development properties paid of $17.9 million, primarily attributable to Granite’s development projects in the United States and Canada;
•additions to income-producing properties paid of $25.6 million primarily attributable to maintenance and expansion capital in Canada and the United States; and
•the settlement of other acquisition related liabilities for $3.6 million.

Investing activities for the six month period ended June 30, 2024 used cash of $28.5 million and primarily related to the following:
•additions to income-producing properties paid of $19.9 million primarily attributable to ongoing maintenance and expansion capital in Canada, the United States and Europe;
•tenant allowances paid of $4.7 million primarily related to tenant improvement activity for properties in the United States;
•additions to development properties paid of $2.0 million, primarily attributable to Granite’s development projects in Canada and the United States;
•the final settlement relating to a previously completed acquisition of $0.8 million; and
•leasing costs paid of $1.2 million largely relating to leasing activity for properties in the United States.

Granite REIT 2024 Second Quarter Report 47

Investing activities for the six month period ended June 30, 2023 used cash of $102.6 million and primarily related to the following:
•the acquisitions of two income-producing properties in the United States and the settlement of other acquisition related liabilities for $103.3 million;
•additions to development properties paid of $43.1 million, primarily attributable to Granite’s development projects in the United States and Canada; and
•additions to income-producing properties paid of $49.7 million primarily attributable to maintenance and expansion capital in Canada and the United States, partially offset by;
•loan repayment received of $69.3 million in conjunction with the closing of the acquisitions of two industrial properties in the United States; and
•net proceeds of $24.1 million received from the disposition of an income-producing property in the United States.

Financing Activities

Cash used in financing activities for the three month period ended June 30, 2024 of $96.6 million was largely comprised of $52.1 million of monthly distribution payments, and $44.2 million used for the repurchase of stapled units under the NCIB.
Cash used in financing activities for the three month period ended June 30, 2023 of $16.1 million was largely comprised of $51.0 million of monthly distribution payments and $55.0 million relating to the repayment of the secured construction loan, net of advances, partially offset by $90.2 million of draws on the Credit Facility.

Cash used in financing activities for the six month period ended June 30, 2024 of $149.5 million was largely comprised of $104.3 million of monthly distribution payments, and $44.2 million used for the repurchase of stapled units under the NCIB.

Cash used in financing activities for the six month period ended June 30, 2023 of $63.7 million was largely comprised of $102.0 million of monthly distribution payments and $50.6 million relating to the full repayment of the secured construction loan, net of advances, partially offset by $90.2 million of draws on the Credit Facility.
48 Granite REIT 2024 Second Quarter Report

Debt Structure

Granite’s debt structure and key debt metrics as at June 30, 2024 and December 31, 2023 were as follows:

Summary Debt Structure and Debt Metrics

As at June 30, 2024 and December 31, 2023		2024	2023
Unsecured debt, net		$3,095.6	$3,066.0
Derivatives, net (4)		(94.1)	(100.8)
Lease obligations		34.6	33.2
Total unsecured debt	[A]	$3,036.1	$2,998.4
Secured debt		—	—
Total debt (1)(4)	[B]	$3,036.1	$2,998.4
Less: cash and cash equivalents		101.3	116.1
Net debt(1)(4)	[C]	$2,934.8	$2,882.3

Investment properties	[D]	$9,035.6	$8,808.1

Unencumbered Assets(5)	[E]	$9,035.6	$8,808.1
		100.0%
Trailing 12-month adjusted EBITDA(1)	[F]	$414.3	$392.6
Interest expense		$85.5	$78.7
Interest income		(8.1)	(7.7)
Trailing 12-month interest expense, net	[G]	$77.4	$71.0

Debt metrics
Leverage ratio(2)	[B]/[D]	34%	34%
Net leverage ratio(2)	[C]/[D]	32%	33%
Interest coverage ratio(2)	[F]/[G]	5.4x	5.5x
Unencumbered asset coverage ratio(2)	[E]/[A]	3.0x	2.9x
Indebtedness ratio(2)	[B]/[F]	7.3x	7.6x
Weighted average cost of debt(3)		2.60%	2.59%
Weighted average debt term-to-maturity, in years(3)		3.4	3.9
Ratings and outlook
Morningstar DBRS		BBB (high) stable	BBB (high) stable
Moody’s		Baa2 Stable	Baa2 Stable
(1)    Represents a non-IFRS measure. For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)     Represents a non-IFRS ratio. For definitions of Granite’s non-IFRS ratios, refer to the section “NON-IFRS RATIOS”.
(3)    Excludes lease obligations noted above.
(4)     Balance is net of the derivative assets and derivative liabilities.
(5)    Unencumbered assets represent the carrying value of investment properties (excluding any assets held for sale) that are not encumbered by secured debt. Granite can seek to obtain secured financing against its unencumbered assets subject to certain restrictions and financial covenant limitations in its Credit Facility, term loan agreements and trust indentures.

Granite REIT 2024 Second Quarter Report 49

Unsecured Debt

2029 Debentures

On October 12, 2023, Granite LP issued $400.0 million aggregate principal amount of 6.074% Series 7 senior unsecured debentures due April 12, 2029 (the “2029 Debentures”). Interest on the 2029 Debentures is payable semi-annually in arrears on April 12 and October 12 of each year. As at June 30, 2024, all of the 2029 Debentures remained outstanding and the balance, net of deferred financing costs, was $397.8 million.

September 2026 Term Loan

On September 7, 2023, Granite LP entered into and fully drew upon a €70.0 million senior unsecured non-revolving term facility that will mature on September 8, 2026 (the “September 2026 Term Loan”). The September 2026 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on the Euro Interbank Offered Rate (“EURIBOR”) plus a margin and is payable monthly in arrears. As at June 30, 2024, the full €70.0 million has been drawn and the balance, net of deferred financing costs, was $102.5 million.

2025 Term Loan

On September 15, 2022, Granite LP entered into and fully drew upon a US$400.0 million senior unsecured non-revolving term facility that will mature on September 15, 2025 (“2025 Term Loan”). The 2025 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on Secured Overnight Financing Rate ("SOFR") plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in arrears. As at June 30, 2024, the full US$400.0 million has been drawn and the balance, net of deferred financing costs, was $547.2 million.

2028 Debentures

On August 30, 2021, Granite LP issued $500.0 million aggregate principal amount of 2.194% Series 6 senior debentures due August 30, 2028 (the “2028 Debentures”). Interest on the 2028 Debentures is payable semi-annually in arrears on February 28 and August 30 of each year. As at June 30, 2024, all of the 2028 Debentures remained outstanding and the balance, net of deferred financing costs, was $498.4 million.

2030 Debentures

On December 18, 2020, Granite LP issued $500.0 million aggregate principal amount of 2.378% Series 5 senior debentures due December 18, 2030 (the "2030 Debentures"). Interest on the 2030 Debentures is payable semi-annually in arrears on June 18 and December 18 of each year. As at June 30, 2024, all of the 2030 Debentures remained outstanding and the balance, net of deferred financing costs, was $498.1 million.

2027 Debentures

On June 4, 2020, Granite LP issued $500.0 million aggregate principal amount of 3.062% Series 4 senior debentures due June 4, 2027 (the "2027 Debentures"). Interest on the 2027 Debentures is payable semi-annually in arrears on June 4 and December 4 of each year. As at June 30, 2024, all of the 2027 Debentures remained outstanding and the balance, net of deferred financing costs, was $498.7 million.
50 Granite REIT 2024 Second Quarter Report

December 2026 Term Loan

On December 12, 2018, Granite LP entered into and fully drew down a $300.0 million senior unsecured non-revolving term facility that originally matured on December 12, 2025. On November 27, 2019, Granite refinanced the $300.0 million term facility and extended the maturity date one year to December 11, 2026 (the “December 2026 Term Loan”). The December 2026 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on the Canadian Overnight Repo Rate Average ("CORRA") (previously the Canadian Dollar Offered Rate (“CDOR”)) plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in arrears (previously payable in advance). As a result of the cessation of the publication of CDOR on June 28, 2024 and the Canadian financial benchmark being replaced by CORRA, on February 8, 2024, Granite amended the December 2026 Term Loan and December 2026 Cross Currency Interest Rate Swap to update the benchmark rates in these agreements from CDOR to CORRA including a fixed spread for the basis difference between CDOR and CORRA, without any economic impact or change to Granite’s risk management strategy.

As at June 30, 2024, the full $300.0 million remained outstanding and the balance, net of deferred financing costs and debt modification losses, was $299.8 million.

2024 Term Loan

On December 19, 2018, Granite LP entered into and fully drew down a US$185.0 million senior unsecured non-revolving term facility that originally matured on December 19, 2022. On October 10, 2019, Granite refinanced the US$185.0 million term facility and extended the maturity date two years to December 19, 2024 (the “2024 Term Loan”). The 2024 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on SOFR (previously the London Interbank Offered Rate ("LIBOR")) plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in arrears. As the Federal Reserve Board discontinued the publication of the US dollar LIBOR benchmark rates on June 30, 2023 and replaced it with SOFR, on April 19, 2023, Granite amended the 2024 Term Loan and 2024 Cross Currency Interest Rate Swap to update the benchmark rates in these agreements from LIBOR to SOFR without any economic impact or change to Granite’s risk management strategy.

As at June 30, 2024, the full US$185.0 million remained outstanding and the balance, net of deferred financing costs and debt modification losses, was $253.2 million.

The 2027 Debentures, 2028 Debentures, 2029 Debentures, 2030 Debentures, 2024 Term Loan, 2025 Term Loan, September 2026 Term Loan and December 2026 Term Loan rank pari passu with all of the Trust's other existing and future senior unsecured indebtedness and are guaranteed by Granite REIT and Granite GP.

Credit Facility

On March 27, 2024, the Trust amended the Credit Facility to extend the maturity date by one year to March 31, 2029, with a limit of $1.0 billion. Included in the amendment, Granite also updated the benchmark rates from CDOR to CORRA for Canadian dollar denominated draws, including a fixed spread for the basis difference between CDOR and CORRA. Such amendments to the benchmark rates result in no economic impact to Granite’s borrowing rates.

Granite REIT 2024 Second Quarter Report 51

Draws on the Credit Facility are available by way of Canadian dollar, US dollar or Euro denominated loans or Canadian dollar or US dollar denominated letters of credit. The Credit Facility provides the Trust the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $450.0 million with the consent of the participating lenders. While the Credit Facility matures on March 31, 2029, the Trust has the option to extend the maturity date by one year to March 31, 2030, subject to the agreement of lenders in respect to a minimum of 66 2/3% of the aggregate amount committed under the Credit Facility. As at June 30, 2024, the Trust had no amount drawn and $2.8 million in letters of credit issued against the Credit Facility.

Derivatives

Granite has entered into derivatives including cross currency interest rate swaps and interest rate swaps to lower its overall cost of borrowings and to hedge its currency exposure. The below table summarizes Granite’s derivative arrangements outstanding as at June 30, 2024 and December 31, 2023:

								June 30,	December 31,
As at								2024	2023
	Notional amount to be paid		Interest payment rate	Notional amount to be received		Interest receipt rate	Maturity date	Fair value assets (liabilities)	Fair value assets (liabilities)
2024 Cross Currency Interest Rate Swap	168,200	EUR	0.522%	185,000	USD	SOFR plus margin (4)	Dec. 19, 2024	12,242	9,042
2025 Interest Rate Swap (1)	—	—	5.016%	—	—	SOFR plus margin	Sept. 15, 2025	7,959	4,847
September 2026 Interest Rate Swap (2)	—	—	4.333%	—	—	EURIBOR plus margin	Sept. 8, 2026	(548)	(2,105)
December 2026 Cross Currency Interest Rate Swap	205,500	EUR	1.355%	300,000	CAD	CORRA plus margin (5)	Dec. 11, 2026	23,338	24,223
2027 Cross Currency Interest Rate Swap	370,300	USD	2.964%	500,000	CAD	3.062%	June 4, 2027	4,872	18,402
2028 Cross Currency Interest Rate Swap	119,100	USD	2.096%	150,000	CAD	2.194%	Aug. 30, 2028	(7,170)	(3,067)
2028 Cross Currency Interest Rate Swap	242,100	EUR	0.536%	350,000	CAD	2.194%	Aug. 30, 2028	9,628	8,998
2029 Cross Currency Interest Rate Swap (3)	277,700	EUR	4.958%	400,000	CAD	6.103%	Apr. 12, 2029	(1,026)	(3,257)
2030 Cross Currency Interest Rate Swap	319,400	EUR	1.045%	500,000	CAD	2.378%	Dec. 18, 2030	44,815	43,730
								$94,110	$100,813
(1)On September 15, 2022, Granite LP entered into a float to fixed interest rate swap (the “2025 Interest Rate Swap”) to exchange the floating SOFR portion of the interest payments of the 2025 Term Loan for fixed interest payments resulting in an all-in fixed interest rate of 5.016%.
(2)On September 8, 2023, Granite LP entered into a float to fixed interest rate swap (the “September 2026 Interest Rate Swap”) to exchange the floating EURIBOR-based interest payments of the September 2026 Term Loan for fixed interest payments resulting in an all-in fixed interest rate of 4.333%.
(3)On October 10, 2023, Granite LP entered into a cross currency interest rate swap (the "2029 Cross Currency Interest Rate Swap"), which commenced on October 12, 2023 to exchange the Canadian dollar denominated principal and interest payments of the 2029 Debentures for Euro denominated principal and interest payments resulting in an all-in effective fixed interest rate of 4.929%.
(4)On April 19, 2023, Granite amended the 2024 Cross Currency Interest Rate Swap to update the benchmark rate in the agreement from LIBOR to SOFR, including a fixed spread for the basis difference between LIBOR and SOFR, without any economic impact or change to Granite's risk management strategy. In combination with the 2024 Term Loan, the all-in effective fixed interest rate is 0.267%.

52 Granite REIT 2024 Second Quarter Report

(5)On February 8, 2024, Granite amended the December 2026 Cross Currency Interest Rate Swap to update the benchmark rate in the agreement from CDOR to CORRA, including a fixed spread for the basis difference between CDOR and CORRA, without any economic impact or change to Granite's risk management strategy. In combination with the December 2026 Term Loan, the all-in effective fixed interest rate is 1.096%.

Debt Maturity Profile

As at June 30, 2024, Granite’s debt maturity profile and future repayments are as outlined below:

Debt Maturity Profile

% of Debt Maturing	8%	18%	13%	16%	16%	13%	16%

Debt Metrics and Financial Covenants

Granite uses the debt metrics noted above to assess its borrowing capacity and the ability to meet its current and future financing obligations. Granite’s interest coverage ratio decreased slightly from 5.5x for the year ended December 31, 2023 to 5.4x as at June 30, 2024 as a result of a 9% increase in interest expense as a result of a slight increase in Granite’s weighted average cost of debt, partially offset by a 6% EBITDA growth when comparing the two periods. Granite’s leverage ratio remains consistent with December 31, 2023 and the slight decrease in Granite’s indebtedness ratio from December 31, 2023 to June 30, 2024 is primarily due to the 6% growth in EBITDA, partially offset by a slight increase in debt. The debt ratios remain relatively favourable and provide financial flexibility for future growth.

Granite’s unsecured debentures, term loans, secured debt and credit facility agreements contain financial and non-financial covenants that include maintaining certain leverage and debt service ratios. As at June 30, 2024, Granite was in compliance with all of these covenants.

Credit Ratings

On March 26, 2024, Morningstar DBRS confirmed Granite LP’s Issuer Rating and credit rating on the 2027 Debentures, the 2028 Debentures, the 2029 Debentures, and the 2030 Debentures as BBB(high) with stable trends. On July 8, 2024, Moody’s confirmed the Baa2
Granite REIT 2024 Second Quarter Report 53

rating on the 2027 Debentures, the 2028 Debentures, the 2029 Debentures, and the 2030 Debentures with a stable outlook. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such rating.

Unitholders’ Equity

Outstanding Stapled Units

As at August 7, 2024, the Trust had 62,740,097 stapled units issued and outstanding.

As at August 7, 2024, the Trust had 79,881 restricted stapled units (representing the right to receive 79,881 stapled units) and 92,168 performance stapled units (representing the right to receive a maximum of 184,336 stapled units) outstanding under the Trust’s Executive Deferred Stapled Unit Plan. The Executive Deferred Stapled Unit Plan is designed to provide equity-based compensation to employees of Granite who are, by the nature of their position or job, in a position to contribute to the success of Granite.

As at August 7, 2024, the Trust had 144,144 deferred stapled units (representing the right to receive 144,144 stapled units) outstanding under the Trust’s Director/Trustee Deferred Share Unit Plan.

Distributions

Granite REIT’s monthly distribution to unitholders is currently $0.2750 per stapled unit. For 2024, based on its current monthly rate, Granite expects to make total annual distributions of $3.30 per stapled unit.

Total distributions declared to stapled unitholders in the three month periods ended June 30, 2024 and 2023 were $51.9 million or $0.8250 per stapled unit and $51.0 million or $0.8000 per stapled unit, respectively. Total distributions declared to stapled unitholders in the six month periods ended June 30, 2024 and 2023 were $104.2 million or $1.6500 per stapled unit and $102.0 million or $1.6000 per stapled unit, respectively.

The distributions declared in July 2024 in the amount of $17.3 million or $0.2750 per stapled unit will be paid on August 15, 2024.

Pursuant to the requirement of National Policy 41-201, Income Trusts and Other Indirect Offerings (“NP 41-201”), the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income and cash distributions, in accordance with the guidelines under NP 41-201.

54 Granite REIT 2024 Second Quarter Report

Cash Flows from Operating Activities in Excess of Distributions Paid and Payable

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Net Income	$76.4	$60.6	$165.3	$72.3
Cash flows provided by operating activities	76.7	67.9	160.7	151.9
Monthly cash distributions paid and payable	(51.9)	(51.0)	(104.2)	(102.0)
Cash flows from operating activities in excess of distributions paid and payable	$24.8	$16.9	$56.5	$49.9

Monthly distributions for the three and six month periods ended June 30, 2024 and 2023 were funded with cash flows from operating activities.

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as FFO, AFFO, cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential future commitments to replace or maintain its investment properties to adversely affect cash distributions.

Normal Course Issuer Bid

On May 22, 2024, Granite announced the acceptance by the Toronto Stock Exchange ("TSX") of Granite’s Notice of Intention to Make a Normal Course Issuer Bid. Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 6,273,168 of Granite’s issued and outstanding stapled units. The NCIB commenced on May 24, 2024 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 23, 2025. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 23,113 stapled units, subject to certain exceptions. Granite has entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the stapled units under the NCIB during specified blackout periods. Pursuant to a previous notice of intention to conduct a NCIB, Granite received approval from the TSX to purchase stapled units for the period May 24, 2023 to May 23, 2024.
During the three and six month periods ended June 30, 2024, Granite repurchased 644,300 stapled units at an average stapled unit cost of $68.62 for total consideration of $44.2 million, excluding commissions and taxes on net repurchases of stapled units.

During the three and six month periods ended June 30, 2023, there were no stapled units repurchased under the NCIB.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management believes that the final outcome of such matters will not have a material adverse effect on the financial position, results of operations or liquidity of the Trust. However, actual outcomes may differ from management’s expectations.
Granite REIT 2024 Second Quarter Report 55

Off-balance sheet arrangements consist of outstanding letters of credit to support certain contractual obligations, property purchase commitments, construction and development project commitments and certain operating agreements. As at June 30, 2024, the Trust had $2.8 million in letters of credit outstanding. As at June 30, 2024, the Trust's contractual commitments totaled $33.2 million which comprised of costs to complete its ongoing construction and development projects, including tenant improvements. Granite expects to fund these commitments over the next year through the use of cash on hand, cash from operations and/or Granite’s Credit Facility.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 7, 9 and 17 to the unaudited condensed combined financial statements for the three and six months ended June 30, 2024.

NON-IFRS PERFORMANCE MEASURES

The following non-IFRS performance measures are important measures used by management in evaluating the Trust’s underlying operating performance and debt management. These non-IFRS performance measures are not defined by IFRS and do not have standard meanings. The Trust’s method of calculating non-IFRS performance measures may differ from other issuers’ methods and, accordingly, the Trust’s non-IFRS performance measures may not be comparable with similar measures presented by other issuers.

Funds from operations

FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, deferred income taxes, corporate restructuring costs and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) guidelines on Funds From Operations & Adjusted Funds From Operations for IFRS dated January 2022 (“REALPAC Guidelines”) except for the exclusion of corporate restructuring costs. Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see “RESULTS OF OPERATIONS - Funds From Operations and Adjusted Funds From Operations” for the reconciliation of FFO to net income for the periods presented). FFO should not be construed as an alternative to net income or cash flow provided by operating activities determined in accordance with IFRS.

56 Granite REIT 2024 Second Quarter Report

Adjusted funds from operations

AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO noted above, and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant allowances incurred and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust's determination of AFFO follows the definition prescribed by the REALPAC Guidelines, except for the exclusion of corporate restructuring costs as noted above. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see “RESULTS OF OPERATIONS - Funds From Operations and Adjusted Funds From Operations” for the reconciliation of AFFO to net income for the periods presented). AFFO should not be construed as an alternative to net income or cash flow provided by operating activities determined in accordance with IFRS.

Net operating income - cash basis

Granite uses NOI on a cash basis, which adjusts NOI to exclude lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization recognized during the period (see “RESULTS OF OPERATIONS - Net Operating Income” for the reconciliation of NOI - cash basis to NOI for the periods presented). NOI - cash basis is a commonly used measure by the real estate industry and Granite believes it is a useful supplementary measure of the income generated by and operating performance of income-producing properties in addition to the most comparable IFRS measure, which Granite believes is NOI. NOI - cash basis is also a key input in Granite’s determination of the fair value of its investment property portfolio.

Same property net operating income - cash basis

Same property NOI - cash basis refers to the NOI - cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI - cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison (see “RESULTS OF OPERATIONS - Net Operating Income” for a reconciliation of same property NOI - cash basis to NOI - cash basis and to NOI for the periods presented). Granite believes that same property NOI - cash basis is a useful supplementary measure in understanding period-over-period organic changes in NOI - cash basis from the same stock of properties owned.

Granite REIT 2024 Second Quarter Report 57

Constant currency same property NOI - cash basis

Constant currency same property NOI - cash basis is a non-GAAP measure used by management in evaluating the performance of properties owned by Granite throughout the entire current and prior year periods on a constant currency basis. It is calculated by taking same property NOI as defined above and excluding the impact of foreign currency translation by converting the same property NOI denominated in foreign currency in the respective periods at the current period average exchange rates (see “RESULTS OF OPERATIONS - Net Operating Income” for a reconciliation of constant currency same property NOI to same property NOI - cash basis for the periods presented).

Adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”)

Adjusted EBITDA is calculated as net income attributable to stapled unitholders before lease termination and close-out fees, interest expense, interest income, income tax expense, depreciation and amortization expense, fair value gains (losses) on investment properties and financial instruments, other expense relating to real estate transfer tax and loss on the sale of investment properties, net of non-controlling interests in such items. Adjusted EBITDA, calculated on a 12-month trailing basis (“trailing 12-month adjusted EBITDA”), represents an operating cash flow measure that Granite uses in calculating the interest coverage ratio and indebtedness ratio noted below. Adjusted EBITDA is also defined in Granite’s debt agreements and used in calculating the Trust’s debt covenants.

Adjusted EBITDA Reconciliation

For the 12-months ended June 30, 2024 and December 31, 2023	2024	2023
Net income attributable to stapled unitholders	$229.7	$136.7
Add (deduct):
Interest expense and other financing costs	85.5	78.7
Interest income	(8.1)	(7.7)
Income tax expense (recovery)	7.3	(9.5)
Depreciation and amortization	1.3	1.3
Lease termination and close-out fees	(0.5)	—
Fair value losses on investment properties, net	74.3	172.7
Fair value losses on financial instruments, net	22.4	17.3
Loss on sale of investment properties	0.9	1.5
Non-controlling interests relating to the above	1.5	1.6
Adjusted EBITDA	$414.3	$392.6

Available Liquidity

Available liquidity is a non-IFRS performance measure defined as the sum of cash and cash equivalents and the unused portion of the Credit Facility. Granite believes that available liquidity is a useful measure to investors in determining the Trust’s resources available as at period-end to meet its ongoing obligations and future commitments (see “LIQUIDITY AND CAPITAL RESOURCES - Liquidity”).

58 Granite REIT 2024 Second Quarter Report

Total Debt and Net Debt

Total debt is a non-IFRS performance measure calculated as the sum of all current and non-current debt, the net mark to market fair value of derivatives and lease obligations as per the consolidated financial statements. Net debt subtracts cash and cash equivalents from total debt. Granite believes that it is useful to include the derivatives and lease obligations for the purposes of monitoring the Trust’s debt levels (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

NON-IFRS RATIOS

The following non-IFRS ratios are important measures used by management in evaluating the Trust’s underlying operating performance and debt management. These non-IFRS ratios are not defined by IFRS and do not have standard meanings. The Trust’s method of calculating non-IFRS ratios may differ from other issuers’ methods and, accordingly, the Trust’s non-IFRS ratios may not be comparable with similar measures presented by other issuers.

FFO and AFFO payout ratios

The FFO and AFFO payout ratios are calculated as monthly distributions, which exclude special distributions, declared to unitholders divided by FFO and AFFO (non-IFRS performance measures), respectively, in a period. FFO payout ratio and AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The FFO payout ratio and AFFO payout ratio are supplemental measures widely used by investors in evaluating the sustainability of the Trust’s monthly distributions to stapled unitholders.

FFO and AFFO Payout Ratios

		Three Months Ended June 30,		Six Months Ended June 30,
		2024	2023	2024	2023
(in millions, except as noted)
Monthly distributions declared to unitholders	[A]	$51.9	$51.0	$104.2	$102.0

FFO	[B]	83.5	77.6	166.0	157.2

AFFO	[C]	73.8	69.5	151.8	144.6

FFO payout ratio	[A]/[B]	62%	66%	63%	65%
AFFO payout ratio	[A]/[C]	70%	73%	69%	71%

Interest coverage ratio

The interest coverage ratio is calculated on a 12-month trailing basis using Adjusted EBITDA (a non-IFRS performance measure) divided by net interest expense. Granite believes the interest coverage ratio is useful in evaluating the Trust’s ability to meet its interest expense obligations (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

Granite REIT 2024 Second Quarter Report 59

Indebtedness ratio

The indebtedness ratio is calculated as total debt (a non-IFRS performance measure) divided by Adjusted EBITDA (a non-IFRS performance measure) and Granite believes it is useful in evaluating the Trust’s ability to repay outstanding debt using its operating cash flows (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

Leverage and net leverage ratios

The leverage ratio is calculated as total debt (a non-IFRS performance measure) divided by the fair value of investment properties (excluding assets held for sale) while the net leverage ratio subtracts cash and cash equivalents from total debt. The leverage ratio and net leverage ratio are supplemental measures that Granite believes are useful in evaluating the Trust’s degree of financial leverage, borrowing capacity and the relative strength of its balance sheet (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

Unencumbered asset coverage ratio

The unencumbered asset coverage ratio is calculated as the carrying value of investment properties (excluding assets held for sale) that are not encumbered by secured debt divided by the carrying value of total unsecured debt and is a supplemental measure that Granite believes is useful in evaluating the Trust’s degree of asset coverage provided by its unencumbered investment properties to total unsecured debt (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.

The Trust’s material accounting policies that involve the most judgment and estimates are as follows:

Judgments

Leases

The Trust’s policy for revenue recognition is described in note 2(j) of the audited combined financial statements for the year ended December 31, 2023. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms or leases where the property is a large square-footage and/or architecturally specialized. The Trust also makes judgments in determining the lease term for some lease contracts in which it is a lessee that include renewal or termination options. The assessment of whether the Trust is reasonably certain to exercise such options impacts the lease term which, in turn, significantly affects the amount of lease obligations and right-of-use assets recognized.

60 Granite REIT 2024 Second Quarter Report

Investment properties

The Trust’s policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2023. In applying this policy, judgment is used in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of development properties occurs and determining borrowing costs to be capitalized to the carrying value of development properties. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and United States tax purposes for the foreseeable future. However, should it at some point no longer qualify, the Trust would be subject to income tax which could materially affect future distributions to unitholders and would also be required to recognize additional current and/or deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties was determined by management using a 10-year cash flow and subsequent reversionary value discounted back to present value using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. Granite does not value its investment properties based on models prepared by external appraisers but uses such external appraisals as data points, alongside other external market information for management to arrive at its own conclusions on values. Granite receives valuation assumptions from external appraisers such as discount rates, terminal capitalization rates and market rental rates, however, the Trust also considers its knowledge of historical renewal experiences with its tenants, its understanding of certain specialized aspects of Granite’s portfolio and tenant profile, and its knowledge of the current condition of the properties to determine proprietary market leasing assumptions, including lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the three and six months ended June 30, 2024. The critical assumptions relating to the Trust’s estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to the “INVESTMENT PROPERTIES” section and note 4 of the unaudited condensed combined financial statements for the three and six months ended June 30, 2024 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

Granite REIT 2024 Second Quarter Report 61

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible but, where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite’s income tax expense, interpretation and application of the relevant tax laws and treaties and the provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management’s estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized, or the liability is settled. Any changes in management’s estimates can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of net income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Future Changes in Accounting Standards

As at June 30, 2024, there are no new accounting standards issued with a material effect but not yet applicable to the unaudited condensed combined financial statements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the second quarter of 2024, there were no changes in the Trust’s internal controls over financial reporting that had materially affected or are reasonably likely to materially affect the internal controls over financial reporting.

RISKS AND UNCERTAINTIES

Investing in the Trust’s stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on Granite’s business, financial condition, operating results and prospects. These risks and uncertainties are discussed in Granite’s AIF filed with securities regulators in Canada and available online at www.sedarplus.ca and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2023 and remain substantially unchanged in respect of the three and six month periods ended June 30, 2024.

62 Granite REIT 2024 Second Quarter Report

QUARTERLY FINANCIAL DATA (UNAUDITED)

(in millions, except as noted)	Q2 '24	Q1 '24	Q4 '23	Q3 '23	Q2 '23	Q1 '23	Q4 '22	Q3 '22
Operating highlights(3)
Revenue	$140.3	$138.9	$129.8	$131.5	$130.3	$129.6	$125.6	$111.6
NOI - cash basis(1)	113.7	111.4	108.0	106.3	104.8	103.9	99.6	93.1
Fair value (losses) gains on investment properties, net	(0.8)	12.7	(33.0)	(53.2)	(13.5)	(73.0)	(229.9)	(229.2)
Net income (loss) attributable to stapled unitholders	76.2	89.1	31.4	33.1	62.5	9.8	(126.3)	(93.3)
Cash provided by operating activities	76.7	84.0	76.0	85.2	67.9	84.0	65.5	78.3
FFO(1)	83.5	82.4	81.2	79.1	77.6	79.6	77.2	70.7
AFFO(1)	73.8	77.9	73.2	69.6	69.5	75.1	67.0	63.3
FFO payout ratio(2)	62%	63%	63%	64%	66%	64%	65%	71%
AFFO payout ratio(2)	70%	67%	70%	73%	73%	68%	75%	80%

Per unit amounts
Diluted FFO(1)	$1.32	$1.30	$1.27	$1.24	$1.21	$1.25	$1.20	$1.08
Diluted AFFO(1)	$1.17	$1.22	$1.15	$1.09	$1.09	$1.18	$1.05	$0.97
Monthly distributions paid	$0.83	$0.83	$0.80	$0.80	$0.80	$0.80	$0.78	$0.78
Diluted weighted average number of units	63.2	63.6	63.8	63.9	63.9	63.9	64.1	65.5

Financial highlights
Investment properties(4)	$9,035.6	$8,952.4	$8,808.1	$8,898.5	$8,833.1	$8,952.1	$8,839.6	$8,938.9
Assets held for sale	—	—	—	—	20.5	17.5	41.2	17.5
Cash and cash equivalents	101.3	139.9	116.1	158.3	119.2	117.2	135.1	274.3
Total debt(1)	3,036.1	3,034.5	2,998.4	2,999.4	2,954.4	2,951.5	2,930.3	2,852.4
Total capital expenditures incurred	15.4	7.8	(1.8)	8.7	18.6	19.6	19.1	21.9
Total leasing costs and tenant improvements incurred	5.6	1.1	5.3	2.7	3.0	1.0	4.7	2.4

Property metrics(4)
Number of income-producing properties	138	138	137	137	137	133	128	128
GLA, square feet	63.3	63.3	62.9	62.9	62.9	62.1	59.4	58.8
Occupancy, by GLA	94.5%	95.0%	95.0%	95.6%	96.3%	97.8%	99.6%	99.1%
Weighted average lease term, years	5.9	6.1	6.2	6.4	6.5	6.7	5.9	5.7
(1)    For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)    For definitions of Granite’s non-IFRS ratios, refer to the section “NON-IFRS RATIOS”.
(3)    The quarterly financial data reflects fluctuations in revenue, FFO, AFFO, investment properties and total debt primarily from the timing of leasing and development activities, property sales, acquisitions and foreign exchange. Investment properties also fluctuate from the effect of measuring properties at fair value under IFRS. Net income (loss) attributable to unitholders primarily fluctuates from fair value gains (losses) on investment properties.
(4)     Excludes properties held for sale which are classified as assets held for sale on the condensed combined balance sheet as at the respective quarter-end.

The following table reconciles revenue, as determined in accordance with IFRS, to net operating income - cash basis for the periods ended as indicated. Refer to the sections “RESULTS OF OPERATIONS” and “NON-IFRS PERFORMANCE MEASURES”, for further details.

(in millions)	Q2 '24	Q1 '24	Q4 '23	Q3 '23	Q2 '23	Q1 '23	Q4 '22	Q3 '22
Revenue	$140.3	$138.9	$129.8	$131.5	$130.3	$129.6	$125.6	$111.6
Less: Property operating costs	23.5	24.4	19.8	22.3	21.7	22.2	23.2	17.6
NOI	116.8	114.5	110.0	109.2	108.6	107.4	102.4	94.0
Add (deduct):
Lease termination and close-out fees	(0.5)	—	—	—	—	—	—	—
Straight-line rent amortization	(2.6)	(3.2)	(3.1)	(4.0)	(4.9)	(4.6)	(3.6)	(1.9)
Tenant incentive amortization	—	0.1	1.1	1.1	1.1	1.1	0.8	1.0
NOI - cash basis	$113.7	$111.4	$108.0	$106.3	$104.8	$103.9	$99.6	$93.1
Granite REIT 2024 Second Quarter Report 63

The following table reconciles net income (loss) attributable to stapled unitholders, as determined in accordance with IFRS, to FFO and AFFO for the periods ended as indicated. Refer to the sections “RESULTS OF OPERATIONS” and “NON-IFRS PERFORMANCE MEASURES”, for further details.

(in millions, except as noted)	Q2 '24	Q1 '24	Q4 '23	Q3 '23	Q2 '23	Q1 '23	Q4 '22	Q3 '22
Net income (loss) attributable to stapled unitholders	$76.2	$89.1	$31.4	$33.1	$62.5	$9.8	$(126.3)	$(93.3)
Add (deduct):
Fair value losses (gains) on investment properties, net	0.8	(12.7)	33.0	53.2	13.5	73.0	229.9	229.2
Fair value losses (gains) on financial instruments	2.5	2.0	15.4	2.5	(1.1)	0.5	(2.1)	(1.4)
Loss on sale of investment properties	—	—	—	0.9	—	0.6	—	—
Deferred income tax expense (recovery)	5.4	3.8	0.9	(10.3)	5.4	(12.3)	(24.4)	(61.3)
Fair value remeasurement of the Executive Deferred Stapled Unit Plan	(1.2)	0.2	(0.4)	(0.7)	(0.4)	4.6	—	(1.3)
Fair value remeasurement of the Directors Deferred Stapled Unit Plan	(1.2)	—	0.4	(0.5)	(0.5)	1.3	0.1	(1.2)
Corporate restructuring costs(1)	0.9	0.2	—	—	—	—	—	—
Non-controlling interests relating to the above	0.1	(0.2)	0.5	0.9	(1.8)	2.1	—	—
FFO	$83.5	$82.4	$81.2	$79.1	$77.6	$79.6	$77.2	$70.7
Add (deduct):
Maintenance or improvement capital expenditures incurred	(5.8)	(0.6)	(0.9)	(4.5)	(2.2)	(0.1)	(2.7)	(4.3)
Leasing costs	(0.3)	(0.2)	(1.0)	(0.8)	(1.9)	(0.4)	(4.5)	(2.0)
Tenant allowances	(1.0)	(0.6)	(4.1)	(1.4)	(0.4)	(0.6)	(0.2)	(0.3)
Tenant incentive amortization	—	0.1	1.1	1.1	1.1	1.1	0.8	1.1
Straight-line rent amortization	(2.6)	(3.2)	(3.1)	(4.0)	(4.9)	(4.6)	(3.6)	(1.9)
Non-controlling interests relating to the above	—	—	—	0.1	0.2	0.1	—	—
AFFO	$73.8	$77.9	$73.2	$69.6	$69.5	$75.1	$67.0	$63.3
(1)     Effective January 1, 2024, Granite amended its definition of Funds From Operations (FFO) to exclude corporate restructuring costs associated with the uncoupling of the Trust’s stapled unit structure (refer to “NON-IFRS PERFORMANCE MEASURES”). See also “SIGNIFICANT MATTERS - STAPLED UNIT STRUCTURE”. Granite views these restructuring costs as non-recurring, as they are solely related to this specific transaction and do not reflect normal operating activities.

The following table reconciles total debt for the periods ended as indicated. Refer to the sections “Unitholders’ Equity” and “NON-IFRS PERFORMANCE MEASURES”, for further details.

(in millions)	Q2 '24	Q1 '24	Q4 '23	Q3 '23	Q2 '23	Q1 '23	Q4 '22	Q3 '22
Unsecured debt, net	$3,095.6	$3,085.8	$3,066.0	$3,085.3	$3,057.6	$2,983.8	$2,983.6	$2,995.9
Derivatives, net	(94.1)	(86.1)	(100.8)	(119.1)	(136.6)	(121.8)	(138.4)	(223.1)
Lease obligations	34.6	34.8	33.2	33.2	33.4	33.7	33.7	33.2
Total unsecured debt	3,036.1	3,034.5	2,998.4	2,999.4	2,954.4	2,895.7	2,878.9	2,806.0
Secured debt	—	—	—	—	—	55.8	51.4	46.4
Total debt	$3,036.1	$3,034.5	$2,998.4	$2,999.4	$2,954.4	$2,951.5	$2,930.3	$2,852.4
64 Granite REIT 2024 Second Quarter Report

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that Granite’s expectations regarding various matters, including the following, will be realized in a timely manner, with the expected impact or at all: the effectiveness of measures intended to mitigate such impact, and Granite’s ability to deliver cash flow stability and growth and create long-term value for unitholders; Granite’s ability to advance its ESG+R program and related targets and goals; the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna and the special purpose properties; Granite’s ability to accelerate growth and to grow its net asset value, FFO and AFFO per unit, and constant currency same property NOI - cash basis; Granite's ability to execute on its strategic plan and its priorities for the remainder of 2024; Granite's 2024 outlook for FFO per unit, AFFO per unit and constant currency same property NOI, including the anticipated impact of future foreign currency exchange rates on FFO and AFFO per unit and expectations regarding Granite's business strategy; fluctuations in foreign currency exchange rates and the effect on Granite's revenues, expenses, cash flows, assets and liabilities; Granite's ability to offset interest or realize interest savings relating to its term loans, debentures and cross currency interest rate swaps; Granite’s ability to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite's intended use of available liquidity, its ability to obtain secured funding against its unencumbered assets and its expectations regarding the funding of its ongoing operations and future growth; any future offerings under the Shelf Prospectuses; the potential for expansion and rental growth at the property in Ajax, Ontario and the enhancement to the yield of the property from such potential expansion and rental growth; the completion of the property in Ajax, Ontario and subsequent commencement of the lease in the third quarter of 2024; the potential for expansion and rental growth at the property in Weert, Netherlands and the enhancement to the yield of the property from such potential expansion and rental growth; obtaining site planning approval of a 0.7 million square foot distribution facility on the 34.0 acre site in Brantford, Ontario; obtaining site planning approval for a third phase of development for up to 1.3 million square feet on the 101.5 acre site in Houston, Texas and the potential yield from the project; the development of 12.9 acres of land in West Jefferson, Ohio and the potential yield from that project; the development of a 0.6 million square foot multi-phased business park on the remaining 36.0 acre parcel of land in Brantford, Ontario and the potential yield from that project; the development of a 0.2 million square foot modern distribution/logistics facility on the 10.1 acres of land in Brant County, Ontario and the potential yield of the project; estimates regarding Granite's development properties and expansion projects, including square footage of construction, total construction costs and total costs; Granite’s ability to meet its target occupancy goals; Granite’s ability to secure
Granite REIT 2024 Second Quarter Report 65

sustainability or other certifications for any of its properties; Granite’s ability to generate peak solar capacity on its properties; the impact of the refinancing of the term loans on Granite’s returns and cash flow; the amount of any distributions; the effect of any legal proceedings on Granite; and the timing and successful completion of the Arrangement that would simplify Granite’s capital structure by replacing its current stapled unit structure with a conventional REIT trust unit structure. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; the risks related to Russia’s 2022 invasion of Ukraine that may adversely impact Granite’s operations and financial performance; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio; and the risks set forth in the “Risk Factors” section in Granite’s AIF for 2023 dated February 28, 2024, filed on SEDAR+ at www.sedarplus.ca and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2023 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

66 Granite REIT 2024 Second Quarter Report

Condensed Combined Financial Statements
of Granite Real Estate Investment Trust
and Granite REIT Inc.
For the three and six months ended June 30, 2024 and 2023

Condensed Combined Balance Sheets
(Canadian dollars in thousands)
(Unaudited)

		June 30,	December 31,
As at	Note	2024	2023
ASSETS

Non-current assets:
Investment properties	4	$9,035,610	$8,808,139
Deferred tax assets		641	639
Fixed assets, net		4,445	3,146
Derivatives	7(c)	90,612	100,200
Other assets	6	2,724	2,555
		9,134,032	8,914,679

Current assets:
Derivative	7(c)	12,242	9,042
Accounts receivable		11,999	12,166
Income taxes receivable		546	589
Prepaid expenses and other		11,568	13,767
Cash and cash equivalents	14(d)	101,257	116,134

Total assets		$9,271,644	$9,066,377

LIABILITIES AND EQUITY

Non-current liabilities:
Unsecured debt, net	7(a),7(b)	$2,842,470	$2,821,849
Derivatives	7(c)	8,744	8,429
Long-term portion of lease obligations	8	33,719	32,416
Deferred tax liabilities		557,145	535,551
		3,442,078	3,398,245

Current liabilities:
Unsecured debt, net	7(b)	253,155	244,133
Deferred revenue	9	21,315	17,810
Accounts payable and accrued liabilities	9	89,724	94,336
Distributions payable	10	17,245	17,415
Short-term portion of lease obligations	8	920	765
Income taxes payable		11,093	10,032

Total liabilities		3,835,530	3,782,736

Equity:
Stapled unitholders’ equity	11	5,429,182	5,276,951
Non-controlling interests		6,932	6,690
Total equity		5,436,114	5,283,641
Total liabilities and equity		$9,271,644	$9,066,377

Commitments and contingencies (note 17)        On behalf of the Boards:
See accompanying notes
/s/ Kelly Marshall            /s/ Emily Pang
Director/Trustee            Director/Trustee
68 Granite REIT 2024 Second Quarter Report

Condensed Combined Statements of Net Income
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2024	2023	2024	2023

Rental revenue	12(a)	$139,761	$130,331	$278,707	$259,941
Lease termination and close-out fees		496	—	496	—
Revenue		140,257	130,331	279,203	259,941
Property operating costs	12(b)	23,489	21,763	47,927	43,929
Net operating income		116,768	108,568	231,276	216,012

General and administrative expenses	12(c)	7,789	8,874	17,439	23,574
Depreciation and amortization		338	307	633	636
Interest income		(1,164)	(869)	(2,484)	(2,092)
Interest expense and other financing costs	12(d)	22,155	19,212	43,796	36,996
Foreign exchange (gains) losses, net		(111)	577	(405)	502
Fair value losses (gains) on investment properties, net	4	825	13,503	(11,846)	86,547
Fair value losses (gains) on financial instruments, net	12(e)	2,528	(1,161)	4,527	(651)
Loss on sale of investment properties	5	—	—	—	605
Income before income taxes		84,408	68,125	179,616	69,895
Income tax expense (recovery)	13	8,053	7,529	14,336	(2,442)
Net income		$76,355	$60,596	$165,280	$72,337

Net income (loss) attributable to:
Stapled unitholders		$76,161	$62,466	$165,264	$72,218
Non-controlling interests		194	(1,870)	16	119
		$76,355	$60,596	$165,280	$72,337

See accompanying notes
Granite REIT 2024 Second Quarter Report 69

Condensed Combined Statements of Comprehensive Income (Loss)
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2024	2023	2024	2023

Net income		$76,355	$60,596	$165,280	$72,337
Other comprehensive income (loss):
Foreign currency translation adjustment(1)		55,887	(131,085)	165,373	(100,349)
Unrealized gain (loss) on net investment hedges, including income taxes of nil(1)	7(c)	3,198	33,779	(31,016)	17,104
Total other comprehensive income (loss)		59,085	(97,306)	134,357	(83,245)
Comprehensive income (loss)		$135,440	$(36,710)	$299,637	$(10,908)
(1) Items that may be reclassified subsequently to net income if a foreign subsidiary is disposed of or hedges are terminated or no longer assessed as effective.

Comprehensive income (loss) attributable to:
Stapled unitholders		$135,170	$(34,700)	$299,381	$(10,840)
Non-controlling interests		270	(2,010)	256	(68)
		$135,440	$(36,710)	$299,637	$(10,908)

See accompanying notes

70 Granite REIT 2024 Second Quarter Report

Condensed Combined Statements of Unitholders' Equity
(Canadian dollars in thousands)
(Unaudited)

Six Months Ended June 30, 2024
	Number of units (000s)	Stapled units	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Stapled unitholders' equity	Non- controlling interests	Equity
As at January 1,2024	63,356	$3,330,533	$5,250	$1,634,748	$306,420	$5,276,951	$6,690	$5,283,641
Net income	—	—	—	165,264	—	165,264	16	165,280
Other comprehensive income	—	—	—	—	134,117	134,117	240	134,357
Distributions (note 10)	—	—	—	(104,159)	—	(104,159)	(32)	(104,191)
Contributions from non-controlling interests	—	—	—	—	—	—	18	18
Units issued under the stapled unit plan (note 11(a))	29	2,114	—	—	—	2,114	—	2,114
Units repurchased for cancellation (note 11(b))	(644)	(34,761)	(10,344)	—	—	(45,105)	—	(45,105)
As at June 30, 2024	62,741	$3,297,886	$(5,094)	$1,695,853	$440,537	$5,429,182	$6,932	$5,436,114

Six Months Ended June 30, 2023
	Number of units (000s)	Stapled units	Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Stapled unitholders' equity	Non- controlling interests	Equity
As at January 1, 2023	63,708	$3,347,822	$11,601	$1,702,420	$413,532	$5,475,375	$4,972	$5,480,347
Net income	—	—	—	72,218	—	72,218	119	72,337
Other comprehensive loss	—	—	—	—	(83,058)	(83,058)	(187)	(83,245)
Distributions (note 10)	—	—	—	(101,983)	—	(101,983)	(31)	(102,014)
Contributions from non-controlling interests	—	—	—	—	—	—	215	215
Units issued under the stapled unit plan (note 11(a))	36	2,995	—	—	—	2,995	—	2,995
As at June 30, 2023	63,744	$3,350,817	$11,601	$1,672,655	$330,474	$5,365,547	$5,088	$5,370,635

See accompanying notes
Granite REIT 2024 Second Quarter Report 71

Condensed Combined Statements of Cash Flows
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2024	2023	2024	2023
OPERATING ACTIVITIES

Net income		$76,355	$60,596	$165,280	$72,337
Items not involving operating cash flows	14(a)	6,430	15,513	(748)	82,109
Current income tax expense	13(a)	2,648	2,169	5,150	4,457
Income taxes paid		(2,461)	(1,973)	(4,090)	(4,834)
Interest expense		20,844	18,173	42,217	35,116
Interest paid		(30,045)	(23,789)	(40,941)	(35,159)
Changes in working capital balances	14(b)	2,960	(2,850)	(6,173)	(2,165)
Cash provided by operating activities		76,731	67,839	160,695	151,861
INVESTING ACTIVITIES

Investment properties:
Acquisitions, deposits and transactions costs, net	3	(86)	(3,581)	(827)	(103,251)
Proceeds from disposal, net	5	—	—	—	24,098
Leasing costs paid		(779)	(2,005)	(1,158)	(3,042)
Tenant allowances paid		(4,062)	(1,255)	(4,701)	(1,660)
Additions to income-producing properties		(15,194)	(25,548)	(19,875)	(49,664)
Additions to development properties		(431)	(17,894)	(2,032)	(43,125)
Construction funds released from escrow		75	2,370	75	4,887
Loan receivable repayment, net		—	—	—	69,262
Fixed asset disposals (additions), net		22	(70)	(46)	(117)
Cash used in investing activities		(20,455)	(47,983)	(28,564)	(102,612)
FINANCING ACTIVITIES

Monthly distributions paid		(52,059)	(51,009)	(104,328)	(101,981)
Proceeds from unsecured credit facility draws		—	90,234	—	90,234
Proceeds from secured debt		—	1,248	—	5,634
Repayment of secured debt		—	(56,234)	—	(56,234)
Repayment of lease obligations		(236)	(188)	(424)	(371)
Financing costs paid		(93)	(55)	(541)	(917)
Distributions to non-controlling interests		(32)	(31)	(32)	(31)
Repurchase of stapled units	11(b)	(44,221)	—	(44,221)	—
Cash used in financing activities		(96,641)	(16,035)	(149,546)	(63,666)
Effect of exchange rate changes on cash and cash equivalents		1,681	(1,842)	2,538	(1,500)
Net (decrease) increase in cash and cash equivalents during the period		(38,684)	1,979	(14,877)	(15,917)
Cash and cash equivalents, beginning of the period		139,941	117,185	116,134	135,081
Cash and cash equivalents, end of the period		$101,257	$119,164	$101,257	$119,164

See accompanying notes
72 Granite REIT 2024 Second Quarter Report

Notes to Condensed Combined Financial Statements
(All amounts in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

1.	NATURE AND DESCRIPTION OF THE TRUST

Effective January 3, 2013, Granite Real Estate Inc. (“Granite Co.”) completed its conversion from a corporate structure to a stapled unit real estate investment trust (“REIT”) structure. All of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite Real Estate Investment Trust ("Granite REIT") and one common share of Granite REIT Inc. ("Granite GP"). Granite REIT is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to a Declaration of Trust dated September 28, 2012 as subsequently amended and restated on June 9, 2022. Granite GP was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia). Granite REIT, Granite GP and their subsidiaries (together "Granite" or the "Trust") are carrying on the business previously conducted by Granite Co.

The stapled units trade on the Toronto Stock Exchange and on the New York Stock Exchange. The principal office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada. The registered office of Granite GP is 1133 Melville Street, Suite 3500, The Stack, Vancouver, British Columbia, V6E 4E5, Canada.

The Trust is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe.

On April 15, 2024, Granite announced the proposal to simplify its capital structure by replacing its current stapled unit structure with a conventional REIT trust unit structure (the "Arrangement"). Currently, Granite unitholders hold stapled units, each of which consists of one Granite REIT unit and one common share of Granite GP. In the Arrangement (i) the two components of each stapled unit will be uncoupled, (ii) the common shares of Granite GP currently held by Granite unitholders will be automatically exchanged for fractional Granite REIT units and (iii) the Granite REIT units will be consolidated back to the number of stapled units outstanding before the exchange occurred. As a result of the Arrangement, each Granite unitholder will hold a number of Granite REIT units equal to the number of stapled units they held immediately prior to the effective time of the Arrangement, and Granite GP will become a wholly-owned subsidiary of Granite REIT.

On June 6, 2024, the Arrangement was approved by Granite unitholders at Granite’s Joint Annual General and Special Meetings of Stapled Unitholders. On June 10, 2024, Granite received a final order from the Supreme Court of British Columbia approving the plan of Arrangement. Subject to satisfaction or waiver of certain other closing conditions, Granite expects the Arrangement to be completed in the three month period ending December 31, 2024.

2.	MATERIAL ACCOUNTING POLICY INFORMATION

(a) Basis of Presentation and Statement of Compliance

The condensed combined financial statements for the three and six month periods ended June 30, 2024 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards
Granite REIT 2024 Second Quarter Report 73

Board (“IASB”). These interim condensed combined financial statements do not include all the information and disclosures required in the annual financial statements, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, and should be read in conjunction with the Trust’s annual financial statements as at and for the year ended December 31, 2023.

These condensed combined financial statements were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on August 7, 2024.

(b) Combined Financial Statements and Basis of Consolidation

As a result of the REIT conversion described in note 1, the Trust does not have a single parent; however, each unit of Granite REIT and each share of Granite GP trade as a single stapled unit and accordingly, Granite REIT and Granite GP have identical ownership. Therefore, these financial statements have been prepared on a combined basis whereby the assets, liabilities and results of Granite GP and Granite REIT have been combined. The combined financial statements include the subsidiaries of Granite GP and Granite REIT. Subsidiaries are fully consolidated by Granite GP or Granite REIT from the date of acquisition, being the date on which control is obtained. The subsidiaries continue to be consolidated until the date that such control ceases. Control exists when Granite GP or Granite REIT have power, exposure or rights to variable returns and the ability to use their power over the entity to affect the amount of returns it generates.

All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated.

(c) Accounting Policies

The condensed combined financial statements have been prepared using the same accounting policies as were used for the Trust’s annual combined financial statements and the notes thereto for the year ended December 31, 2023. As a result of the adoption of the amendments to IAS 1, Presentation of Financial Statements, effective for annual periods beginning on or after January 1, 2024, there was no material impact to the condensed combined financial statements.

(d) Future Accounting Policy Changes

As at June 30, 2024, there is no new accounting standard with a material effect issued but not yet applicable to the condensed combined financial statements.

3.	ACQUISITIONS

During the six month period ended June 30, 2024, Granite did not acquire any properties. During the six month period ended June 30, 2023, Granite made the following property acquisitions:

74 Granite REIT 2024 Second Quarter Report

Acquisitions During The Six Months Ended June 30, 2023
Property	Location	Date acquired	Property purchase price	Transaction costs	Total acquisition cost

Income-producing properties:
10144 Veterans Dr.	Avon, USA	March 30, 2023	$72,806	$128	$72,934
10207 Veterans Dr.	Avon, USA	March 30, 2023	34,089	102	34,191
			$106,895	$230	$107,125

During the six month period ended June 30, 2024, there were no transaction costs. During the six month period ended June 30, 2023, transaction costs of $0.2 million, which included legal and advisory costs, were first capitalized to the cost of the respective properties and then subsequently expensed to net fair value losses (gains) on investment properties on the condensed combined statement of net income as a result of measuring the properties at fair value.

4.	INVESTMENT PROPERTIES

	June 30,	December 31,
As at	2024	2023

Income-producing properties	$8,937,863	$8,641,352
Development properties(1)	97,747	166,787
	$9,035,610	$8,808,139
(1) Development properties include properties under development and land held for development.

Changes in investment properties are shown in the following table:

	Six months ended		Year Ended
	June 30, 2024		December 31, 2023
	Income-producing properties	Development properties(1)	Income-producing properties	Development properties(1)
Balance, beginning of period	$8,641,352	$166,787	$8,486,105	$353,466
Maintenance or improvements	6,806	—	8,409	—
Leasing costs	1,310	—	5,095	1,577
Tenant allowances	5,435	—	6,969	47
Developments or expansions	16,497	3,051	36,633	62,619
Acquisitions (note 3)	—	—	107,125	—
Transfer to income-producing properties	72,701	(72,701)	288,979	(288,979)
Amortization of straight-line rent	5,816	—	16,690	—
Amortization of tenant allowances	(54)	—	(4,403)	—
Other changes	40	(52)	132	10
Fair value gains (losses), net	11,846	—	(216,191)	39,888
Foreign currency translation, net	176,114	662	(94,191)	(1,841)
Balance, end of period	$8,937,863	$97,747	$8,641,352	$166,787
(1) Development properties include properties under development and land held for development.

The Trust determines the fair value of an income-producing property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions and lease renewals at the applicable balance sheet
Granite REIT 2024 Second Quarter Report 75

dates, less future cash outflows in respect of such leases. Fair values were primarily determined by using a 10-year cash flow and subsequent reversionary value discounted back to present value. The fair values of properties under development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. The valuation metrics utilized to derive the Trust’s investment property valuations are determined by management. The Trust does not value its investment properties based on models prepared by external appraisers but uses such external appraisals as data points, alongside other external market information for management to arrive at its own conclusions on values. Management receives valuation assumptions from external appraisers such as discount rates, terminal capitalization rates and market rental rates, however, the Trust also considers its knowledge of historical renewal experiences with its tenants, its understanding of certain specialized aspects of the Trust’s portfolio and tenant profile, and its knowledge of the current condition of the properties to determine proprietary market leasing assumptions, including lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology during the period.

Included in investment properties as at June 30, 2024 is $71.8 million (December 31, 2023 — $64.0 million) of net straight-line rent receivables arising from the recognition of rental revenue on a straight-line basis over the lease term.

Details about contractual obligations to purchase, construct and develop properties can be found in the commitments and contingencies note (note 17).

Valuations are most sensitive to changes in discount rates and terminal capitalization rates. The key valuation metrics for income-producing properties by country are set out below:

As at	June 30, 2024			December 31, 2023
	Weighted average(1)	Maximum	Minimum	Weighted average(1)	Maximum	Minimum
Canada
Discount rate	6.60%	7.50%	6.00%	6.55%	7.50%	6.00%
Terminal capitalization rate	5.44%	6.50%	4.75%	5.39%	6.50%	4.75%

United States
Discount rate	7.11%	10.50%	6.15%	7.08%	10.50%	6.15%
Terminal capitalization rate	6.04%	9.25%	5.25%	6.02%	9.25%	5.25%

Germany
Discount rate	7.18%	9.65%	5.85%	7.13%	9.65%	5.80%
Terminal capitalization rate	6.16%	8.90%	4.85%	6.13%	8.90%	4.85%

Austria
Discount rate	8.68%	9.90%	8.15%	8.68%	9.90%	8.15%
Terminal capitalization rate	7.40%	8.25%	6.75%	7.40%	8.25%	6.75%

Netherlands
Discount rate	6.48%	7.95%	5.75%	6.34%	7.75%	5.60%
Terminal capitalization rate	6.69%	9.40%	5.95%	6.57%	9.00%	5.95%

Total
Discount rate	7.09%	10.50%	5.75%	7.05%	10.50%	5.60%
Terminal capitalization rate	6.10%	9.40%	4.75%	6.07%	9.25%	4.75%
(1)Weighted based on income-producing property fair value.
76 Granite REIT 2024 Second Quarter Report

5.	DISPOSITION

During the six month period ended June 30, 2024, there were no property dispositions.

During the six month period ended June 30, 2023, Granite disposed of one income-producing property located in the United States for gross proceeds of $24.7 million.

During the three and six month periods ended June 30, 2023, Granite incurred nil and $0.6 million, respectively, of broker commissions and legal and advisory costs associated with the disposal which were included in loss on sale of investment properties on the condensed combined statements of net income.

6.	OTHER ASSETS

	June 30,	December 31,
As at	2024	2023
Deferred financing costs associated with the revolving credit facility	$2,473	$2,272
Long-term receivables	251	283
	$2,724	$2,555

7.	UNSECURED DEBT AND RELATED DERIVATIVES

(a)Unsecured Revolving Credit Facility

On March 27, 2024, the Trust amended its existing unsecured revolving credit facility (the ‘‘Credit Facility’’) to extend the maturity date by one year to March 31, 2029, with a limit of $1.0 billion. As the administrator of the Canadian Dollar Offered Rate ("CDOR") ceased publication of CDOR on June 28, 2024 and the Canadian financial benchmark was replaced by the Canadian Overnight Repo Rate Average ("CORRA"), the Trust also amended the benchmark rates from CDOR to CORRA for Canadian dollar denominated draws, including a fixed spread for the basis difference between CDOR and CORRA. Such amendments to the benchmark rates resulted in no economic impact to Granite’s borrowing rates.

Draws on the Credit Facility are available by way of Canadian dollar, US dollar or Euro denominated loans or Canadian dollar or US dollar denominated letters of credit. The Credit Facility provides the Trust the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $450.0 million with the consent of the participating lenders. While the Credit Facility matures on March 31, 2029, the Trust has the option to extend the maturity date by one year to March 31, 2030, subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Credit Facility. As at June 30, 2024, the Trust had no amount drawn (December 31, 2023 — nil) on the Credit Facility and $2.8 million (December 31, 2023 — $2.9 million) in letters of credit issued against the Credit Facility.

Granite REIT 2024 Second Quarter Report 77

(b) Unsecured Debentures and Term Loans, Net

As at		June 30, 2024		December 31, 2023
	Maturity Date	Amortized Cost(1)	Principal issued and outstanding	Amortized Cost(1)	Principal issued and outstanding
2027 Debentures	June 4, 2027	$498,714	$500,000	$498,497	$500,000
2028 Debentures	August 30, 2028	498,386	500,000	498,193	500,000
2029 Debentures	April 12, 2029	397,801	400,000	397,629	400,000
2030 Debentures	December 18, 2030	498,065	500,000	497,917	500,000
2024 Term Loan	December 19, 2024	253,155	253,228	244,133	244,283
2025 Term Loan	September 15, 2025	547,241	547,520	527,786	528,180
September 2026 Term Loan	September 8, 2026	102,500	102,628	102,064	102,222
December 2026 Term Loan	December 11, 2026	299,763	300,000	299,763	300,000
		$3,095,625	$3,103,376	$3,065,982	$3,074,685
(1)The amounts outstanding are net of deferred financing costs. The deferred financing costs are amortized using the effective interest method and are included in interest expense.

	June 30,	December 31,
As at	2024	2023
Unsecured Debentures and Term Loans, Net
Non-current	$2,842,470	$2,821,849
Current	253,155	244,133
	$3,095,625	$3,065,982

2023 Debentures

On November 30, 2023, Granite LP repaid in full the outstanding $400.0 million aggregate principal amount of the 2023 Debentures. In conjunction with the repayment, the mark to market liability of $18.5 million relating to the 2023 Cross Currency Interest Rate Swap was settled.

2024 Term Loan

Interest on drawn amounts of the 2024 Term Loan was initially based on LIBOR plus an applicable margin determined by reference to the external credit rating of Granite LP, but as the Federal Reserve Board discontinued the publication of the US dollar LIBOR benchmark rates on June 30, 2023 and replaced it with SOFR, on April 19, 2023, Granite amended the 2024 Term Loan and 2024 Cross Currency Interest Rate Swap to update the benchmark rates in these agreements from LIBOR to SOFR, including a fixed spread for the basis difference between LIBOR and SOFR, without any economic impact or change to Granite's risk management strategy.

December 2026 Term Loan

Interest on drawn amounts of the December 2026 Term Loan was initially based on CDOR plus an applicable margin determined by reference to the external credit rating of Granite LP, but as a result of the cessation of the publication of CDOR on June 28, 2024 and the Canadian financial benchmark being replaced by CORRA, on February 8, 2024, Granite amended the December 2026 Term Loan and December 2026 Cross Currency Interest Rate Swap to update the benchmark rates in these agreements from CDOR to CORRA including a fixed spread for
78 Granite REIT 2024 Second Quarter Report

the basis difference between CDOR and CORRA, without any economic impact or change to Granite's risk management strategy.

(c) Derivatives

								June 30,	December 31,
As at								2024	2023
	Notional amount to be paid		Interest payment rate	Notional amount to be received		Interest receipt rate	Maturity date	Fair value assets (liabilities)	Fair value assets (liabilities)
2024 Cross Currency Interest Rate Swap	168,200	EUR	0.522%	185,000	USD	SOFR plus margin (4)	Dec. 19, 2024	$12,242	$9,042
2025 Interest Rate Swap (1)	—	—	5.016%	—	—	SOFR plus margin	Sept. 15, 2025	7,959	4,847
September 2026 Interest Rate Swap (2)	—	—	4.333%	—	—	EURIBOR plus margin	Sept. 8, 2026	(548)	(2,105)
December 2026 Cross Currency Interest Rate Swap	205,500	EUR	1.355%	300,000	CAD	CORRA plus margin (5)	Dec. 11, 2026	23,338	24,223
2027 Cross Currency Interest Rate Swap	370,300	USD	2.964%	500,000	CAD	3.062%	June 4, 2027	4,872	18,402
2028 Cross Currency Interest Rate Swap	119,100	USD	2.096%	150,000	CAD	2.194%	Aug. 30, 2028	(7,170)	(3,067)
2028 Cross Currency Interest Rate Swap	242,100	EUR	0.536%	350,000	CAD	2.194%	Aug. 30, 2028	9,628	8,998
2029 Cross Currency Interest Rate Swap (3)	277,700	EUR	4.958%	400,000	CAD	6.103%	Apr. 12, 2029	(1,026)	(3,257)
2030 Cross Currency Interest Rate Swap	319,400	EUR	1.045%	500,000	CAD	2.378%	Dec. 18, 2030	44,815	43,730
								$94,110	$100,813
(1)On September 15, 2022, Granite LP entered into a float to fixed interest rate swap (the “2025 Interest Rate Swap”) to exchange the floating SOFR portion of the interest payments of the 2025 Term Loan for fixed interest payments resulting in an all-in fixed interest rate of 5.016%.
(2)On September 8, 2023, Granite LP entered into a float to fixed interest rate swap (the "September 2026 Interest Rate Swap”) to exchange the floating EURIBOR-based interest payments of the September 2026 Term Loan for fixed interest payments resulting in an all-in fixed interest rate of 4.333%.
(3)On October 10, 2023, Granite LP entered into a cross currency interest rate swap (the "2029 Cross Currency Interest Rate Swap"), which commenced on October 12, 2023 to exchange the Canadian dollar denominated principal and interest payments of the 2029 Debentures for Euro denominated principal and interest payments resulting in an all-in effective fixed interest rate of 4.929%.
(4)On April 19, 2023, Granite amended the 2024 Cross Currency Interest Rate Swap to update the benchmark rate in the agreement from LIBOR to SOFR, including a fixed spread for the basis difference between LIBOR and SOFR, without any economic impact or change to Granite's risk management strategy (note 7(b)). In combination with the 2024 Term Loan, the all-in effective fixed interest rate is 0.267%.
(5)On February 8, 2024, Granite amended the December 2026 Cross Currency Interest Rate Swap to update the benchmark rate in the agreement from CDOR to CORRA, including a fixed spread for the basis difference between CDOR and CORRA, without any economic impact or change to Granite's risk management strategy (note 7(b)). In combination with the December 2026 Term Loan, the all-in effective fixed interest rate is 1.096%.

Granite REIT 2024 Second Quarter Report 79

	June 30,	December 31,
	2024	2023
Derivative assets at fair value
Non-current	$90,612	$100,200
Current	12,242	9,042
	$102,854	$109,242

Derivative liabilities at fair value
Non-current	$8,744	$8,429
Current	—	—
	$8,744	$8,429

For the three and six month periods ended June 30, 2024, the cross currency interest rate swaps, the combination of the 2025 Term Loan and 2025 Interest Rate Swap, and the combination of the September 2026 Term Loan and September 2026 Interest Rate Swap are designated as net investment hedges of the Trust’s investments in foreign operations ("Net Investment Hedges"). The effectiveness of the hedges is assessed quarterly. Gains and losses associated with the effective portion of the hedges are recognized in other comprehensive income (loss). For the three and six month periods ended June 30, 2024, the Trust has assessed the Net Investment Hedges to be effective, except for a portion of the 2024 Cross Currency Interest Rate Swap, a portion of the combination of the 2025 Term Loan and 2025 Interest Rate Swap, a portion of the combination of the September 2026 Term Loan and September 2026 Interest Rate Swap, and a portion of the December 2026 Cross Currency Interest Rate Swap.

For the three and six month periods ended June 30, 2024, a net fair value loss of $2.6 million and $4.1 million has been recognized in fair value losses (gains) on financial instruments, net (note 12(e)), respectively, in the condensed combined statements of net income, due to ineffectiveness relating to the interest rate portion of certain hedging relationships described above.

The Trust has elected to record the differences resulting from the interest rates associated with the derivatives in the condensed combined statements of net income.

8.	LEASE OBLIGATIONS

As at June 30, 2024, the Trust had leases for the use of office space, office and other equipment, and ground leases for the land upon which four income-producing properties in Europe and Canada are situated. The Trust recognized these leases as right-of-use assets and recorded related lease liability obligations. During the six month period ended June 30, 2024, Granite recorded a right-of-use asset and related lease obligation of $1.8 million for office space in Europe.

The present value of future minimum lease payments relating to the right-of-use assets as at June 30, 2024 in aggregate for the next five years and thereafter are as follows:

80 Granite REIT 2024 Second Quarter Report

Remainder of 2024	$525
2025	933
2026	936
2027	651
2028	434
2029 and thereafter	31,160
$34,639

During the three and six month periods ended June 30, 2024, the Trust recognized $0.4 million (2023 — $0.4 million) and $0.8 million (2023 — $0.8 million) of interest expense, respectively, related to lease obligations (note 12(d)).

9.	CURRENT LIABILITIES

Deferred Revenue

Deferred revenue relates to prepaid and unearned revenue received from tenants and fluctuates with the timing of rental receipts.
Accounts Payable and Accrued Liabilities

	June 30,	December 31,
As at	2024	2023
Accounts payable	$3,359	$11,400
Commodity tax payable	5,503	5,779
Tenant security deposits	5,633	6,093
Employee unit-based compensation	6,034	7,752
Trustee/director unit-based compensation	9,104	9,364
Accrued salaries, incentives and benefits	3,795	6,516
Accrued interest payable	16,006	15,135
Accrued construction costs	15,127	11,009
Accrued professional fees	1,455	1,320
Acquisition related liabilities	29	907
Accrued property operating costs	15,062	9,744
Other tenant related liabilities	5,676	8,621
Other accrued liabilities	2,941	696
	$89,724	$94,336

10.	DISTRIBUTIONS TO STAPLED UNITHOLDERS

Total distributions declared to stapled unitholders in the three month period ended June 30, 2024 were $51.9 million (2023 — $51.0 million) or $0.8250 per stapled unit (2023 — $0.8000 per stapled unit). Total distributions declared to stapled unitholders in the six month period ended June 30, 2024 were $104.2 million (2023 — $102.0 million) or $1.65 per stapled unit (2023 — $1.60 per stapled unit).

Distributions payable at June 30, 2024 of $17.2 million ($0.2750 per stapled unit), representing the June 2024 monthly distribution, were paid on July 15, 2024. Distributions payable at
Granite REIT 2024 Second Quarter Report 81

December 31, 2023 of $17.4 million ($0.2750 per stapled unit), representing the December 2023 monthly distribution, were paid on January 16, 2024.

Subsequent to June 30, 2024, the distributions declared in July 2024 in the amount of $17.3 million or $0.2750 per stapled unit will be paid on August 15, 2024.

11.	STAPLED UNITHOLDERS' EQUITY

(a)Unit-Based Compensation

Incentive Stock Option Plan

The Incentive Stock Option Plan allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. As at June 30, 2024 and December 31, 2023, there were no options outstanding under this plan.

Director/Trustee Deferred Share Unit Plan

The Trust has two Non-Employee Director Share-Based Compensation Plans (the “DSPs”) which provide for a deferral of up to 100% of each non-employee director’s total annual remuneration, at specified levels elected by each director. A reconciliation of the changes in the notional deferred share units ("DSUs") outstanding is presented below:

	2024		2023
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
DSUs outstanding, January 1	123	$65.70	101	$64.58
New grants and distributions	12	75.32	11	71.18
DSUs outstanding, June 30	135	$66.52	112	$65.22

Executive Deferred Stapled Unit Plan

The Executive Stapled Unit Plan (the “Restricted Stapled Unit Plan”) of the Trust provides for the issuance of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) and is designed to provide equity-based compensation in the form of stapled units to executives and other employees (the “Participants”). A reconciliation of the changes in notional stapled units outstanding under the Restricted Stapled Unit Plan is presented below:

82 Granite REIT 2024 Second Quarter Report

	2024		2023
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
RSUs and PSUs outstanding, January 1	145	$81.93	123	$87.18
New grants and distributions(1)	79	75.40	78	71.76
Forfeited	(2)	79.63	(1)	80.24
PSUs added by performance factor	7	73.84	27	83.37
Settled in cash	(29)	80.55	(38)	77.76
Settled in stapled units	(29)	80.55	(36)	77.76
RSUs and PSUs outstanding, June 30(2)	171	$79.08	153	$83.28
(1)Includes 42.8 RSUs and 32.2 PSUs granted during the six month period ended June 30, 2024 (2023 — 40.1 RSUs and 34.4 PSUs).
(2)Total restricted stapled units outstanding at June 30, 2024 include a total of 79.6 RSUs and 91.8 PSUs granted (2023 — 67.7 RSUs and 85.5 PSUs).

The fair value of the outstanding RSUs was $3.6 million at June 30, 2024 and is based on the market price of the Trust’s stapled unit. The fair value is adjusted for changes in the market price of the Trust’s stapled unit and recorded as a liability in the employee unit-based compensation payables (note 9).

The fair value of the outstanding PSUs was $2.4 million at June 30, 2024 and is recorded as a liability in the employee unit-based compensation payables (note 9). The fair value is calculated using the Monte-Carlo simulation model based on the assumptions below as well as a market adjustment factor based on the total unitholder return of the Trust's stapled units relative to the S&P/TSX Capped REIT Index.

Grant date	January 1, 2024, January 1, 2023 and January 1, 2022
PSUs outstanding	91,807
Weighted average term to expiry	1.6 years
Average volatility rate	21.6%
Weighted average risk free interest rate	4.2%

Granite REIT 2024 Second Quarter Report 83

The Trust's unit-based compensation (recovery) expense recognized in general and administrative expenses was:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023

DSUs for trustees/directors(1)	$(720)	$(74)	$(260)	$1,612
Restricted Stapled Unit Plan for executives and employees	60	856	1,503	6,469
Unit-based compensation (recovery) expense	$(660)	$782	$1,243	$8,081

Fair value remeasurement (recovery) expense included in the above:
DSUs for trustees/directors	$(1,166)	$(456)	$(1,127)	$853
Restricted Stapled Unit Plan for executives and employees	(1,173)	(409)	(986)	4,158
Total fair value remeasurement (recovery) expense	$(2,339)	$(865)	$(2,113)	$5,011
(1)In respect of fees mandated and elected to be taken as DSUs.

(b)Normal Course Issuer Bid
On May 22, 2024, Granite announced the acceptance by the Toronto Stock Exchange ("TSX") of Granite’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 6,273,168 of Granite’s issued and outstanding stapled units. The NCIB commenced on May 24, 2024 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 23, 2025. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 23,113 stapled units, subject to certain exceptions. Granite has entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the stapled units under the NCIB during Granite's scheduled blackout periods. Pursuant to a previous notice of intention to conduct a NCIB, Granite received approval from the TSX to purchase stapled units for the period May 24, 2023 to May 23, 2024.

During the six month period ended June 30, 2024, Granite repurchased 644,300 stapled units at an average stapled unit cost of $68.62 for total consideration of $44.2 million, excluding commissions and taxes on net repurchases of stapled units. The difference between the repurchase price and the average cost of the stapled units of $10.3 million was recorded to contributed surplus. During the six month period ended June 30, 2023, there were no stapled units repurchased under the NCIB.

84 Granite REIT 2024 Second Quarter Report

(c)Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of the following:

As at June 30,	2024	2023
Foreign currency translation gains on investments in subsidiaries, net of related hedging activities and non-controlling interests(1)	$390,806	$241,689
Fair value gains on derivatives designated as net investment hedges	49,731	88,785
	$440,537	$330,474
(1)Includes foreign currency translation gains and losses from non-derivative financial instruments designated as net investment hedges.

12.	RENTAL REVENUE, RECOVERIES, COSTS AND EXPENSES

(a) Rental revenue consists of:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Base rent	$115,468	$105,873	$228,561	$210,163
Straight-line rent amortization	2,637	4,945	5,816	9,559
Tenant incentive amortization	—	(1,111)	(54)	(2,229)
Property tax recoveries	13,911	14,244	27,601	27,706
Property insurance recoveries	1,829	1,540	3,636	3,152
Operating cost recoveries	5,916	4,840	13,147	11,590
	$139,761	$130,331	$278,707	$259,941

(b) Property operating costs consist of:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Non-recoverable from tenants:
Property taxes and utilities	$307	$335	$613	$678
Property insurance	195	175	365	354
Repairs and maintenance	175	136	287	227
Property management fees	100	79	196	158
Other	163	37	286	122
	$940	$762	$1,747	$1,539
Recoverable from tenants:
Property taxes and utilities	$16,305	$15,928	$32,671	$30,737
Property insurance	1,817	1,927	3,759	3,613
Repairs and maintenance	2,699	1,463	6,449	4,840
Property management fees	1,374	1,306	2,718	2,486
Other	354	377	583	714
	$22,549	$21,001	$46,180	$42,390
Property operating costs	$23,489	$21,763	$47,927	$43,929
Granite REIT 2024 Second Quarter Report 85

(c) General and administrative expenses consist of:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Salaries, incentives and benefits	$4,736	$4,536	$9,318	$8,980
Audit, legal and consulting	1,081	1,105	2,150	2,298
Trustee/director fees including distributions, revaluations and expenses(1)	(625)	58	(74)	1,848
RSU and PSU compensation expense including distributions and revaluations(1)	60	856	1,503	6,469
Other public entity costs	841	790	1,313	1,270
Office rents including property taxes and common area maintenance costs	167	131	363	290
Capital tax (recovery) expense	(590)	212	(376)	405
Information technology costs	618	640	1,314	1,271
Corporate restructuring costs(2)	913	—	1,110	—
Other	709	640	1,090	1,045
	$7,910	$8,968	$17,711	$23,876
Less: capitalized general and administrative expenses	(121)	(94)	(272)	(302)
	$7,789	$8,874	$17,439	$23,574
(1)For fair value remeasurement (recovery) expense amounts see note 11(a).
(2)Corporate restructuring costs include costs associated with the uncoupling of the Trust’s stapled unit structure.

(d) Interest expense and other financing costs consist of:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Interest and amortized issuance costs relating to debentures and term loans	$20,982	$17,004	$41,568	$33,927
Amortization of deferred financing costs and other interest expense and charges	878	1,918	1,774	3,415
Interest expense related to lease obligations (note 8)	414	399	815	798
	$22,274	$19,321	$44,157	$38,140
Less: capitalized interest	(119)	(109)	(361)	(1,144)
	$22,155	$19,212	$43,796	$36,996

86 Granite REIT 2024 Second Quarter Report

(e) Fair value losses (gains) on financial instruments, net, consist of:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Foreign exchange collar contracts, net (note 15(a))	$(65)	$(1,492)	$449	$(2,621)
Derivatives, net (note 7(c))	2,593	331	4,078	1,970
	$2,528	$(1,161)	$4,527	$(651)

For the three and six month periods ended June 30, 2024, the net fair value losses on financial instruments of $2.5 million and $4.5 million, respectively, are comprised of the net fair value gain of $0.1 million and net fair value loss of $0.4 million on foreign exchange collar contracts, respectively, and net fair value losses on derivatives of $2.6 million and $4.1 million, respectively, which are associated with the fair value movements of the 2024 Cross Currency Interest Rate Swap, the combination of the 2025 Term Loan and 2025 Interest Rate Swap, the combination of the September 2026 Term Loan and September 2026 Interest Rate Swap, and the December 2026 Cross Currency Interest Rate Swap. The Trust partially employed or did not employ hedge accounting for the derivatives and foreign exchange collars, therefore the change in fair value is recognized in fair value losses (gains) on financial instruments, net in the condensed combined statements of net income.

For the three and six month periods ended June 30, 2023, the net fair value gains on financial instruments of $1.2 million and $0.7 million, respectively, were comprised of the net fair value gains on foreign exchange collar contracts of $1.5 million and $2.6 million, respectively, and net fair value losses on the derivatives of $0.3 million and $2.0 million, respectively, which were associated with the fair value movements of the 2024 Cross Currency Interest Rate Swap and the combination of the 2025 Term Loan and 2025 Interest Rate Swap. The Trust partially employed or did not employ hedge accounting for the derivatives and foreign exchange collars, therefore the change in fair value was recognized in fair value losses (gains) on financial instruments, net, in the condensed combined statements of net income.

13.	INCOME TAXES

(a)The major components of the income tax expense (recovery) are:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Current income tax expense	$2,648	$2,169	$5,150	$4,457
Deferred income tax expense (recovery)	5,405	5,360	9,186	(6,899)
Income tax expense (recovery)	$8,053	$7,529	$14,336	$(2,442)

Granite REIT 2024 Second Quarter Report 87

(b)    The effective income tax rate reported in the condensed combined statements of net income varies from the Canadian statutory rate for the following reasons:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Income before income taxes	$84,408	$68,125	$179,616	$69,895
Expected income taxes at the Canadian statutory tax rate of 26.5% (2023 - 26.5%)	$22,368	$18,053	$47,598	$18,522
Income distributed and taxable to unitholders	(12,493)	(9,842)	(31,111)	(26,990)
Net foreign rate differentials	(1,518)	(1,182)	(2,492)	(1,041)
Net change in provisions for uncertain tax positions	87	440	174	1,016
Net permanent differences	47	(158)	122	237
Net effect of change in tax rates	(291)	—	(291)	—
Net change in recognition of deferred tax assets	(133)	279	308	5,793
Withholding taxes and other	(14)	(61)	28	21
Income tax expense (recovery)	$8,053	$7,529	$14,336	$(2,442)

14.	DETAILS OF CASH FLOWS

(a)Items not involving operating cash flows are shown in the following table:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023

Straight-line rent amortization	$(2,637)	$(4,945)	$(5,816)	$(9,559)
Tenant incentive amortization	—	1,111	54	2,229
Unit-based compensation (recovery) expense (note 11(a))	(660)	782	1,243	8,081
Fair value losses (gains) on investment properties, net	825	13,503	(11,846)	86,547
Depreciation and amortization	338	307	633	636
Fair value losses (gains) on financial instruments, net (note 12(e))	2,528	(1,161)	4,527	(651)
Loss on sale of investment properties	—	—	—	605
Amortization of issuance costs relating to debentures and term loans	524	469	1,042	936
Amortization of deferred financing costs	129	131	252	272
Deferred income tax expense (recovery) (note 13(a))	5,405	5,360	9,186	(6,899)
Other	(22)	(44)	(23)	(88)
	$6,430	$15,513	$(748)	$82,109

88 Granite REIT 2024 Second Quarter Report

(b)Changes in working capital balances are shown in the following table:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Accounts receivable	$2,682	$5,341	$254	$3,897
Prepaid expenses and other	2,538	(115)	1,864	(2,541)
Accounts payable and accrued liabilities	(3,822)	(8,496)	(11,431)	(6,695)
Deferred revenue	1,562	420	3,140	3,174
	$2,960	$(2,850)	$(6,173)	$(2,165)

(c)Non-cash investing and financing activities

For the six month period ended June 30, 2024, 29 thousand stapled units (2023 — 36 thousand stapled units) with a value of $2.1 million (2023 — $3.0 million) were issued under the Restricted Stapled Unit Plan (note 11(a)) and are not recorded in the condensed combined statements of cash flows.

In addition, for the six month period ended June 30, 2024, the total impact from the foreign currency translations on the unsecured debt and related derivatives of $28.7 million gain is not recorded in the condensed combined statement of cash flows. For the six month period ended June 30, 2023, the total impact from the foreign currency translations on the secured debt, unsecured debt and related derivatives of $18.0 million loss was not recorded in the condensed combined statement of cash flows.

(d)Cash and cash equivalents consist of:

	June 30,	December 31,
As at	2024	2023
Cash	$101,212	$115,714
Short-term deposits	45	420
	$101,257	$116,134

Granite REIT 2024 Second Quarter Report 89

15.	FAIR VALUE AND RISK MANAGEMENT

(a)Fair Value of Financial Instruments

The following table provides the measurement basis of financial assets and liabilities as at June 30, 2024 and December 31, 2023:

As at	June 30, 2024			December 31, 2023
	Carrying Value		Fair Value	Carrying Value		Fair Value
Financial assets
Other assets	$251	(1)	$251	$283	(1)	$283
Derivatives	102,854	(2)	102,854	109,242	(2)	109,242
Accounts receivable	11,999		11,999	12,166		12,166
Prepaid expenses and other	200	(3)	200	650	(3)	650
Cash and cash equivalents	101,257		101,257	116,134		116,134
	$216,561		$216,561	$238,475		$238,475

Financial liabilities
Unsecured debentures, net	$1,892,966		$1,772,890	$1,892,236		$1,768,920
Unsecured term loans, net	1,202,659	(4)	1,202,659	1,173,746	(4)	1,173,746
Derivatives	8,744		8,744	8,429		8,429
Accounts payable and accrued liabilities	89,724		89,724	94,336		94,336
Distributions payable	17,245		17,245	17,415		17,415
	$3,211,338		$3,091,262	$3,186,162		$3,062,846
(1)    Long-term receivables included in other assets (note 6).
(2)    Balance includes current and non-current portions of derivative assets (note 7(c)).
(3)    As at June 30, 2024, foreign exchange collars of $0.2 million included in prepaid expenses and other (December 31, 2023 - $0.7 million).
(4)    Balance includes current and non-current portions of unsecured term loans, net (note 7(b)).
The fair values of the Trust’s accounts receivable, cash and cash equivalents, accounts payable and accrued liabilities and distributions payable approximate their carrying amounts due to the relatively short periods to maturity of these financial instruments. The fair value of the long-term receivable included in other assets approximates its carrying amount as the receivable bears interest at rates comparable to current market rates. The fair values of the unsecured debentures are determined using quoted market prices. The fair values of the unsecured term loans approximate their carrying amounts as the unsecured term loans bear interest at rates comparable to the current market rates. The fair values of the derivatives and foreign exchange collars are determined using market inputs quoted by their counterparties.

The Trust periodically purchases foreign exchange collars to hedge specific anticipated foreign currency transactions and to mitigate its foreign exchange exposure on its net cash flows. At June 30, 2024, the Trust held 6 outstanding foreign exchange collar contracts (December 31, 2023 — 6) with a notional value of US$36.0 million (December 31, 2023 — US$36.0 million) and contracts the Trust to sell US dollars and receive Canadian dollars if specific US dollar exchange rates relative to the Canadian dollar are met. At June 30, 2024, the Trust also held 6 outstanding foreign exchange collar contracts (December 31, 2023 — 12) with a notional value of €12.0 million (December 31, 2023 — €24.0 million) and contracts the Trust to sell Euros and receive Canadian dollars if specific Euro exchange rates relative to the Canadian dollar are met.
90 Granite REIT 2024 Second Quarter Report

For the three and six month periods ended June 30, 2024, the Trust recorded a net fair value gain of $0.1 million (2023 — $1.5 million) and a net fair value loss of $0.4 million (2023 — net fair value gain of $2.6 million), respectively, related to the outstanding foreign exchange collar contracts (note 12(e)). The Trust did not employ hedge accounting for these financial instruments.

(b)Fair Value Hierarchy

Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. IFRS establishes a fair value hierarchy which is summarized below:

Level 1:    Fair value determined using quoted prices in active markets for identical assets or liabilities.

Level 2:    Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

Level 3:    Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

The following tables represent information related to the Trust’s assets and liabilities measured or disclosed at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall.

As at June 30, 2024	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties (note 4)	$—	$—	$9,035,610
Derivatives (note 7)	—	102,854	—
Foreign exchange collars included in prepaid expenses and other	—	200	—

Liabilities measured or disclosed at fair value
Unsecured debentures, net (note 7)	1,772,890	—	—
Unsecured term loans, net (note 7)	—	1,202,659	—
Derivatives (note 7)	—	8,744	—
Net (liabilities) assets measured or disclosed at fair value	$(1,772,890)	$(1,108,349)	$9,035,610

Granite REIT 2024 Second Quarter Report 91

As at December 31, 2023	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties (note 4)	$—	$—	$8,808,139
Derivatives (note 7)	—	109,242	—
Foreign exchange collars included in prepaid expenses and other	—	650	—

Liabilities measured or disclosed at fair value
Unsecured debentures, net (note 7)	1,768,920	—	—
Unsecured term loans, net (note 7)	—	1,173,746	—
Derivatives (note 7)	—	8,429	—
Net (liabilities) assets measured or disclosed at fair value	$(1,768,920)	$(1,072,283)	$8,808,139

For assets and liabilities that are measured at fair value on a recurring basis, the Trust determines whether transfers between the levels of the fair value hierarchy have occurred by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the three and six month periods ended June 30, 2024 and the year ended December 31, 2023, there were no transfers between the levels.

(c)Risk Management

Foreign exchange risk

As at June 30, 2024, the Trust is exposed to foreign exchange risk primarily in respect of movements in the Euro and the US dollar. The Trust is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Trust is exposed to foreign currency risk on its net investment in its foreign currency denominated operations and certain Trust level foreign currency denominated assets and liabilities. At June 30, 2024, the Trust’s foreign currency denominated net assets are $6.4 billion primarily in US dollars and Euros. A 1% change in the US dollar and Euro exchange rates relative to the Canadian dollar would result in a gain or loss of approximately $44.3 million and $19.8 million, respectively, to comprehensive income (loss).

92 Granite REIT 2024 Second Quarter Report

16.	COMBINED FINANCIAL INFORMATION

The condensed combined financial statements include the financial position and results of operations and cash flows of each of Granite REIT and Granite GP. Below is a summary of the financial information for each entity along with the elimination entries and other adjustments that aggregate to the condensed combined financial statements:

Balance Sheet	As at June 30, 2024

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$9,035,610	—	—	$9,035,610
Investment in Granite LP(1)	—	43	(43)	—
Other non-current assets	98,422	—	—	98,422
	9,134,032	43	(43)	9,134,032
Current assets:
Other current assets	36,355	—	—	36,355
Intercompany receivable(2)	—	15,194	(15,194)	—
Cash and cash equivalents	101,133	124	—	101,257
Total assets	$9,271,520	15,361	(15,237)	$9,271,644

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debt, net	$2,842,470	—	—	$2,842,470
Other non-current liabilities	599,608	—	—	599,608
	3,442,078	—	—	3,442,078
Current liabilities:
Unsecured debt, net	253,155	—	—	253,155
Intercompany payable(2)	15,194	—	(15,194)	—
Other current liabilities	124,979	15,318	—	140,297
Total liabilities	3,835,406	15,318	(15,194)	3,835,530

Equity:
Stapled unitholders’ equity	5,429,139	43	—	5,429,182
Non-controlling interests	6,975	—	(43)	6,932
Total liabilities and equity	$9,271,520	15,361	(15,237)	$9,271,644
(1)    Granite REIT Holdings Limited Partnership ("Granite LP") is 100% owned by Granite REIT and Granite GP.
(2)    Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.
Granite REIT 2024 Second Quarter Report 93

Balance Sheet	As at December 31, 2023

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$8,808,139	—	—	$8,808,139
Investment in Granite LP(1)	—	41	(41)	—
Other non-current assets	106,540	—	—	106,540
	8,914,679	41	(41)	8,914,679
Current assets:
Other current assets	35,564	—	—	35,564
Intercompany receivable(2)	—	18,998	(18,998)	—
Cash and cash equivalents	115,838	296	—	116,134
Total assets	$9,066,081	19,335	(19,039)	$9,066,377

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debt, net	$2,821,849	—	—	$2,821,849
Other non-current liabilities	576,396	—	—	576,396
	3,398,245	—	—	3,398,245
Current liabilities:
Unsecured debt, net	244,133	—	—	244,133
Intercompany payable(2)	18,998	—	(18,998)	—
Other current liabilities	121,064	19,294	—	140,358
Total liabilities	3,782,440	19,294	(18,998)	3,782,736

Equity:
Stapled unitholders’ equity	5,276,910	41	—	5,276,951
Non-controlling interests	6,731	—	(41)	6,690
Total liabilities and equity	$9,066,081	19,335	(19,039)	$9,066,377
(1)    Granite LP is 100% owned by Granite REIT and Granite GP.
(2)    Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.
94 Granite REIT 2024 Second Quarter Report

Income Statement	Three Months Ended June 30, 2024
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$140,257	—	—	$140,257

General and administrative expenses	7,789	—	—	7,789
Interest expense and other financing costs	22,155	—	—	22,155
Other costs and expenses, net	22,552	—	—	22,552
Share of (income) loss of Granite LP	—	(1)	1	—
Fair value losses on investment properties, net	825	—	—	825
Fair value losses on financial instruments, net	2,528	—	—	2,528
Income before income taxes	84,408	1	(1)	84,408
Income tax expense	8,053	—	—	8,053
Net income	76,355	1	(1)	76,355
Less net income attributable to non-controlling interests	195	—	(1)	194
Net income attributable to stapled unitholders	$76,160	1	—	$76,161

Income Statement	Three Months Ended June 30, 2023
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$130,331	—	—	$130,331

General and administrative expenses	8,874	—	—	8,874
Interest expense and other financing costs	19,212	—	—	19,212
Other costs and expenses, net	21,778	—	—	21,778
Share of (income) loss of Granite LP	—	(1)	1	—
Fair value losses on investment properties, net	13,503	—	—	13,503
Fair value gains on financial instruments, net	(1,161)	—	—	(1,161)
Income before income taxes	68,125	1	(1)	68,125
Income tax expense	7,529	—	—	7,529
Net income	60,596	1	(1)	60,596
Add net loss attributable to non-controlling interests	(1,869)	—	(1)	(1,870)
Net income attributable to stapled unitholders	$62,465	1	—	$62,466
Granite REIT 2024 Second Quarter Report 95

Income Statement	Six Months Ended June 30, 2024
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$279,203	—	—	$279,203
General and administrative expenses	17,439	—	—	17,439
Interest expense and other financing costs	43,796	—	—	43,796
Other costs and expenses, net	45,671	—	—	45,671
Share of (income) loss of Granite LP	—	(2)	2	—
Fair value gains on investment properties, net	(11,846)	—	—	(11,846)
Fair value losses on financial instruments, net	4,527	—	—	4,527
Income before income taxes	179,616	2	(2)	179,616
Income tax expense	14,336	—	—	14,336
Net income	165,280	2	(2)	165,280
Less net income attributable to non-controlling interests	18	—	(2)	16
Net income attributable to stapled unitholders	$165,262	2	—	$165,264

Income Statement	Six Months Ended June 30, 2023
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$259,941	—	—	$259,941
General and administrative expenses	23,574	—	—	23,574
Interest expense and other financing costs	36,996	—	—	36,996
Other costs and expenses, net	42,975	—	—	42,975
Share of (income) loss of Granite LP	—	(1)	1	—
Fair value losses on investment properties, net	86,547	—	—	86,547
Fair value gains on financial instruments, net	(651)	—	—	(651)
Loss on sale of investment properties	605	—	—	605
Income before income taxes	69,895	1	(1)	69,895
Income tax recovery	(2,442)	—	—	(2,442)
Net income	72,337	1	(1)	72,337
Less net income attributable to non-controlling interests	120	—	(1)	119
Net income attributable to stapled unitholders	$72,217	1	—	$72,218

96 Granite REIT 2024 Second Quarter Report

Statement of Cash Flows	Three Months Ended June 30, 2024
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$76,355	1	(1)	$76,355
Items not involving operating cash flows	6,430	(1)	1	6,430
Changes in working capital balances	3,460	(500)	—	2,960
Other operating activities	(9,014)	—	—	(9,014)
Cash provided by (used in) operating activities	77,231	(500)	—	76,731
INVESTING ACTIVITIES
Acquisitions, deposits and transactions costs, net	(86)	—	—	(86)
Additions to income-producing properties	(15,194)	—	—	(15,194)
Additions to development properties	(431)	—	—	(431)
Construction funds released from escrow	75	—	—	75
Other investing activities	(4,819)	—	—	(4,819)
Cash used in investing activities	(20,455)	—	—	(20,455)
FINANCING ACTIVITIES
Distributions paid	(52,059)	—	—	(52,059)
Other financing activities	(44,582)	—	—	(44,582)
Cash used in financing activities	(96,641)	—	—	(96,641)
Effect of exchange rate changes	1,681	—	—	1,681
Net decrease in cash and cash equivalents during the period	$(38,184)	(500)	—	$(38,684)

Statement of Cash Flows	Three Months Ended June 30, 2023
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$60,596	1	(1)	$60,596
Items not involving operating cash flows	15,513	(1)	1	15,513
Changes in working capital balances	(2,711)	(139)	—	(2,850)
Other operating activities	(5,420)	—	—	(5,420)
Cash provided by (used in) operating activities	67,978	(139)	—	67,839
INVESTING ACTIVITIES
Acquisitions, deposits and transactions costs, net	(3,581)	—	—	(3,581)
Additions to income-producing properties	(25,548)	—	—	(25,548)
Additions to development properties	(17,894)	—	—	(17,894)
Construction funds released from escrow	2,370	—	—	2,370
Other investing activities	(3,330)	—	—	(3,330)
Cash used in investing activities	(47,983)	—	—	(47,983)
FINANCING ACTIVITIES
Distributions paid	(51,009)	—	—	(51,009)
Other financing activities	34,974	—	—	34,974
Cash used in financing activities	(16,035)	—	—	(16,035)
Effect of exchange rate changes	(1,842)	—	—	(1,842)
Net increase (decrease) in cash and cash equivalents during the period	$2,118	(139)	—	$1,979
Granite REIT 2024 Second Quarter Report 97

Statement of Cash Flows	Six Months Ended June 30, 2024
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$165,280	2	(2)	$165,280
Items not involving operating cash flows	(748)	(2)	2	(748)
Changes in working capital balances	(6,001)	(172)	—	(6,173)
Other operating activities	2,336	—	—	2,336
Cash provided by (used in) operating activities	160,867	(172)	—	160,695
INVESTING ACTIVITIES
Acquisitions, deposits and transactions costs, net	(827)	—	—	(827)
Additions to income-producing properties	(19,875)	—	—	(19,875)
Additions to development properties	(2,032)	—	—	(2,032)
Construction funds released from escrow	75	—	—	75
Other investing activities	(5,905)	—	—	(5,905)
Cash used in investing activities	(28,564)	—	—	(28,564)
FINANCING ACTIVITIES
Distributions paid	(104,328)	—	—	(104,328)
Other financing activities	(45,218)	—	—	(45,218)
Cash used in financing activities	(149,546)	—	—	(149,546)
Effect of exchange rate changes	2,538	—	—	2,538
Net decrease in cash and cash equivalents during the period	$(14,705)	(172)	—	$(14,877)

98 Granite REIT 2024 Second Quarter Report

Statement of Cash Flows	Six Months Ended June 30, 2023
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$72,337	1	(1)	$72,337
Items not involving operating cash flows	82,109	(1)	1	82,109
Changes in working capital balances	(2,189)	24	—	(2,165)
Other operating activities	(420)	—	—	(420)
Cash provided by operating activities	151,837	24	—	151,861
INVESTING ACTIVITIES
Acquisitions, deposits and transactions costs, net	(103,251)	—	—	(103,251)
Proceeds from disposals, net	24,098	—	—	24,098
Additions to income-producing properties	(49,664)	—	—	(49,664)
Additions to development properties	(43,125)	—	—	(43,125)
Construction funds released from escrow	4,887	—	—	4,887
Other investing activities	64,443	—	—	64,443
Cash used in investing activities	(102,612)	—	—	(102,612)
FINANCING ACTIVITIES
Distributions paid	(101,981)	—	—	(101,981)
Other financing activities	38,315	—	—	38,315
Cash used in financing activities	(63,666)	—	—	(63,666)
Effect of exchange rate changes	(1,500)	—	—	(1,500)
Net (decrease) increase in cash and cash equivalents during the period	$(15,941)	24	—	$(15,917)
Granite REIT 2024 Second Quarter Report 99

17.	COMMITMENTS AND CONTINGENCIES

(a) The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management evaluates all claims with the advice of legal counsel. Management believes these claims are generally covered by Granite's insurance policies and that any liability from remaining claims is not probable to occur and would not have a material adverse effect on the condensed combined financial statements. However, actual outcomes may differ from management's expectations.

(b) As at June 30, 2024, the Trust's contractual commitments totaled $33.2 million which are primarily comprised of costs to complete its ongoing construction and development projects and related tenant improvements.

(c) In connection with the acquisitions of investment properties located in Palmetto, Georgia on November 12, 2020 and in Locust Grove, Georgia on March 12, 2021, $132.9 million (US$97.1 million) of bonds were assumed. The authorized amount of the bonds is $142.4 million (US$104.0 million), of which $86.2 million (US$63.0 million) was outstanding as at June 30, 2024. The bonds provide for a real estate tax abatement for the acquired investment properties. Through a series of transactions, the Trust is both the bondholder and the obligor of the bonds. Therefore, in accordance with IAS 32, the bonds are not recorded in the condensed combined balance sheet.

The Trust is involved, in the normal course of business, in discussions, and has various letters of intent or conditional agreements, with respect to possible acquisitions of new properties and dispositions of existing properties in its portfolio. None of these potential commitments or contingencies, individually or in aggregate, would have a material impact on the condensed combined financial statements.

18.	SUBSEQUENT EVENTS

(a) Subsequent to June 30, 2024, the Trust declared monthly distributions for July 2024 of $17.3 million or $0.2750 per stapled unit (note 10).

100 Granite REIT 2024 Second Quarter Report

REIT Information

Board of Trustees	Officers	Office Location

Kelly Marshall Chairman Peter Aghar Trustee Robert D. Brouwer Trustee Remco Daal Trustee Kevan Gorrie Trustee Fern Grodner Trustee Al Mawani Trustee Sheila Murray Trustee Emily Pang Trustee Jennifer Warren Trustee
Kevan Gorrie
President and Chief Executive Officer

Teresa Neto
Chief Financial Officer

Lorne Kumer
Executive Vice President,
Head of Global Real Estate

Michael Ramparas
Executive Vice President,
Global Real Estate and
Head of Investments

Lawrence Clarfield
Executive Vice President,
General Counsel and
Corporate Secretary
77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240

Investor Relations Queries
Kevan Gorrie President and Chief Executive Officer (647) 925-7500 Teresa Neto Chief Financial Officer (647) 925-7560

Transfer Agents and Registrars

	Canada Computershare Investor Services Inc. 100 University Avenue, 8th Floor, North Tower Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	United States Computershare Trust Company N.A. 462 S. 4th Street Louisville, Kentucky, USA 40202

Exchange Listings
Stapled Units	– Toronto Stock Exchange (GRT.UN) and New York Stock Exchange (GRP.U)

Please refer to our website (www.granitereit.com) for information on Granite’s compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.

Publicly Available Documents
Copies of the financial statements for the year ended December 31, 2023 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Data Analysis and Retrieval Plus (SEDAR+), which can be accessed at www.sedarplus.ca. Other required securities filings can also be found on EDGAR and SEDAR+.

Granite REIT 2024 Second Quarter Report 101

Granite REIT

77 King Street West
Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, ON M5K 1H1
Phone: (647) 925-7500
Fax: (416) 861-1240
www.granitereit.com